ROGERS COMMUNICATIONS REPORTS FIRST QUARTER 2013 RESULTS

Revenues Up 3% with Continued Growth at Wireless and Cable;

Customer Base Expands with 32,000 Wireless Postpaid Net Subscriber Additions and

18,000 Total Cable Service Units;

Adjusted Operating Profit Grows 8% and Diluted Earnings Per Share Up 18%

Reflecting Top Line Growth and Continued Efficiency Improvements;

TORONTO (April 22, 2013) – Rogers Communications Inc., a leading diversified Canadian communications and media company, today announced its unaudited consolidated financial and operating results for the first quarter ended March 31, 2013, in accordance with International Financial Reporting Standards (“IFRS”).

Financial highlights from continuing operations are as follows:

	Three months ended March 31,
(In millions of dollars, except per share amounts)	2013	2012	% Chg
Operating revenue	$3,027	$2,943	3
As adjusted(1):
Operating profit(2)	1,179	1,094	8
Net income	414	360	15
Basic earnings per share	0.80	0.69	16
Diluted earnings per share	0.80	0.68	18
Pre-tax free cash flow(1)	543	488	11
Net income	353	324	9
Basic earnings per share	0.69	0.62	11
Diluted earnings per share	0.68	0.61	11

(1)	For details on the determination of the ‘adjusted’ amounts and pre-tax free cash flow, which are non-GAAP measures, see the section “Key Performance Indicators and Non-GAAP Measures”.
(2)

Adjusted operating profit is a non-GAAP measure and should not be considered as a substitute or alternative for operating income or net income, in each case determined in accordance with IFRS. See the section “Key Performance Indicators and Non-GAAP Measures” for a reconciliation of adjusted operating profit to operating income.

“The record first quarter levels of both revenue and adjusted operating profit which Rogers reported represents a solid start to 2013,” said Nadir Mohamed, President and Chief Executive Officer of Rogers Communications Inc. “The positive operating trends which we achieved during 2012 are carrying into the new year as evidenced by the continued improvements in ARPU, data and Internet revenue, churn and margin profiles which we reported for the first quarter of 2013. This balanced growth across subscribers, revenue, margins and earnings reflects the combination of our superior asset mix, innovative product offerings, and successful ongoing efficiency gains, further supporting the 10% dividend increase we announced earlier in the quarter.”

Rogers Communications Inc.	1	First Quarter 2013

Highlights of the first quarter of 2013 include the following:

Top Line Growth Continued

•	Consolidated revenue growth of 3% was driven by Wireless network revenue growth of 4% and Cable revenue growth of 4%, partially offset by declines at Media, compared to the same quarter last year.

•

Wireless data revenue grew by 22% which helped drive a 3.5% increase in blended ARPU. Wireless data revenue now comprises 45% of Wireless network revenue. Wireless activated and upgraded 673,000 smartphones, of which approximately 33% were for subscribers new to Wireless. This resulted in subscribers with smartphones now representing 71% of the overall postpaid subscribers. Wireless also recorded a continued reduction in postpaid churn.

Continued Cost Efficiency Gains Drive Profit Growth and Margin Expansion

•	Consolidated adjusted operating profit increased year over year by 8%, primarily driven by a 4% increase at Wireless, 13% increase at Cable, and 28% increase at RBS.

•

Consolidated margins of 38.9% were up 170 basis points year over year, supported by strong adjusted operating profit margins of 45.5% and 49.8% at Wireless and Cable, respectively, reflecting revenue growth combined with solid execution on our cost management objectives. Adjusted net income improved 15% from the same quarter last year and adjusted diluted earnings per share of $0.80 were up 18%.

Continued to Enhance our Leading Networks to Monetize Rapid Data Growth

•

Continued to expand Canada’s first and fastest wireless Long Term Evolution (“LTE”) 4G broadband network that now covers approximately 60% of the Canadian population, while continuing to offer the largest selection of LTE devices of any carrier in Canada. LTE is a next generation wireless technology that enables unparalleled connectivity, capable of speeds that are between three and four times faster than HSPA+ with peak potential download rates of up to 150 Megabits per second.

•

Announced agreements with Shaw Communications (“Shaw”) securing an option to purchase Shaw’s Advanced Wireless Service (“AWS”) spectrum holdings in 2014, and to acquire Shaw’s cable system in Hamilton, Ontario, while Shaw will acquire Rogers’ one-third interest in specialty channel TVtropolis. We recently received regulatory approval on the purchase of Shaw’s cable system and other transactions are pending regulatory approval.

•

Rogers became the first carrier in North America and one of the first in the world to offer international LTE roaming to customers. In partnership with one of Hong Kong’s leading mobile service providers, Rogers has launched LTE roaming for its customers travelling to Hong Kong. Rogers will be launching LTE roaming in a number of additional countries throughout 2013.

Customer Experience Further Enriched

•

Announced the certification of mobile payment service suretap™ for the Android and BlackBerry 10 operating systems. Rogers suretap service enables smartphones to securely perform electronic payments and is accepted at tens of thousands of contactless terminals across Canada.

•

Together with our machine-to-machine (“M2M”) global alliance partners, Rogers demonstrated a single worldwide SIM card via a web-based platform designed to simplify multinational M2M solutions for global customers. Comprised of eight leading mobile operators, the alliance is bringing technology to market that will simplify the process of global M2M deployments and eliminate complexity for multinational companies with worldwide deployments of connected devices.

•

Launched Rogers Smart Home Monitoring, an innovative, robust home security and home automation control system, to residents of Ontario’s Golden Horseshoe and in Atlantic Canada. Rogers Smart Home Monitoring allows customers to easily control and automate their home security, lights, cameras, thermostats and appliances, and to remotely monitor their home through their smartphone, tablet device or computer.

Rogers Communications Inc.	2	First Quarter 2013

Media Focus on Sports and Local Content

•

Media and the Buffalo Bills announced a renewed five-year partnership that will continue to deliver a first-class sports experience to Canadian NFL fans. The agreement, which begins in 2013 and runs through 2017, will see the Buffalo Bills play a total of six games in Toronto, further underscoring Rogers’ commitment to producing and delivering premium sports content and experiences for fans.

•

Sportsnet announced a 10-year partnership extension with the Vancouver Canucks through the 2022/2023 NHL season, continuing a 14-year network tradition as the regional television broadcaster of Canucks hockey. The new agreement features a comprehensive suite of multimedia rights including television, online and mobile, delivering up to 60 regular season Vancouver Canucks games each season. Sportsnet is also the official regional television broadcast rights holder for the Toronto Maple Leafs, Calgary Flames, Edmonton Oilers, and Ottawa Senators.

•

Completed the purchase of the CJNT-TV Montreal (“Metro14 Montreal”) and re-launched the station as City Montreal in this key Quebec market. The purchase of this broadcast license, along with other acquisitions and agreements put in place during 2012, has increased City’s reach by more than 20% to over 80% of Canadian households.

Balance Sheet Strength Further Reinforced with Continued Healthy Cash Flow Generation, Increased Liquidity and Lower Cost of Borrowing

•

Generated $543 million of consolidated pre-tax free cash flow in the quarter, an increase of 11% compared to the first quarter of 2012, reflecting increased adjusted operating profit, which was partially offset by an increased level of PP&E expenditures. Pre-tax free cash flow per share increased by 14% over the same period last year.

•

Issued U.S.$1.0 billion of investment grade debt securities consisting of U.S.$500 million of 3.0% Senior Notes due 2023 and U.S.$500 million of 4.5% Senior Notes due 2043. The net proceeds from the issuance of the debt securities were approximately U.S.$985 million (Cdn. $1,015 million) which is expected to be used for general corporate purposes.

•	Rogers has reduced its overall average cost of debt capital to 5.77% at March 31, 2013 from 6.12% at March 31, 2012.

Cash Returned to Shareholders Grows with Announcement of Further Dividend Increase

•

Increased our annualized dividend rate by 10% to $1.74 per share in February 2013, and immediately declared a quarterly dividend of $0.435 a share on each of our outstanding shares at the new, higher rate. In addition, Rogers announced a share buyback authorization of up to $500 million of Rogers’ Class B Non-Voting shares over the coming year.

Announcement of CEO Succession

•

Announced that President and Chief Executive Officer, Nadir Mohamed, has decided to retire in January 2014. He will continue to lead the company during 2013 and work with Rogers’ Board of Directors to ensure a seamless and orderly transition. The Board has appointed a search committee, retained an executive search firm and begun an international search for a successor to Mr. Mohamed.

This Management Discussion & Analysis (“MD&A”), which is current as of April 22, 2013, should be read in conjunction with our First Quarter 2013 Unaudited Interim Condensed Consolidated Financial Statements and Notes thereto, our 2012 Annual MD&A and our 2012 Audited Annual Consolidated Financial Statements and Notes thereto, and our other recent filings with securities regulatory authorities which are available on SEDAR at sedar.com or EDGAR at sec.gov.

The financial information presented herein has been prepared on the basis of IFRS for interim financial statements and is expressed in Canadian dollars unless otherwise stated.

Rogers Communications Inc.	3	First Quarter 2013

As this MD&A includes forward-looking statements and assumptions, readers should carefully review the section of this MD&A entitled “Caution Regarding Forward-Looking Statements, Risks and Assumptions”.

In this MD&A, the terms “we”, “us”, “our”, “Rogers”, “Rogers Communications” and “the Company” refer to Rogers Communications Inc. and our subsidiaries, which are reported in the following segments:

•	“Wireless”, which refers to our wireless communications operations, carried on by our wholly owned subsidiary Rogers Communications Partnership (“RCP”);

•	“Cable”, which refers to our cable communications operations, including cable television, Internet and cable telephony, carried on by RCP;

•

“Business Solutions” (“RBS”), which refers to our operations that offer wired telephony, data networking and IP services for Canadian businesses and governments, as well as making some of these offerings available on a wholesale basis, carried on by RCP; and

•

“Media”, which refers to our wholly owned subsidiary Rogers Media Inc. and its subsidiaries, including Rogers Broadcasting, which owns a group of 55 radio stations, the City television network, the Sportsnet, Sportsnet ONE and Sportsnet World television networks, The Shopping Channel, the OMNI television stations, Canadian specialty television channels, including Outdoor Life Network, The Biography Channel (Canada), G4 Canada, FX (Canada), and CityNews Channel; Digital Media, which provides digital advertising solutions to various websites; Rogers Publishing, which produces more than 50 consumer magazines and professional publications; and Rogers Sports Entertainment, which owns the Toronto Blue Jays Baseball Club (“Blue Jays”) and Rogers Centre. Media also holds ownership interests in entities involved in specialty television content, television production and broadcast sales.

“RCI” refers to the legal entity Rogers Communications Inc., excluding our subsidiaries, and is also the stock ticker symbol which the Rogers Communications Inc. shares trade under on the Toronto Stock Exchange (“TSX”) and New York Stock Exchange (“NYSE”).

Rogers Communications Inc.	4	First Quarter 2013

CONSOLIDATED FINANCIAL RESULTS

	Three months ended March 31,
(In millions of dollars, except per share amounts)	2013	2012	% Chg
Operating revenue
Wireless	$1,760	$1,706	3
Cable	861	825	4
RBS	93	87	7
Media	341	354	(4)
Corporate items and intercompany eliminations	(28)	(29)	(3)
Total operating revenue	3,027	2,943	3
Adjusted operating profit(1)
Wireless	765	737	4
Cable	429	378	13
RBS	23	18	28
Media	(7)	(14)	50
Corporate items and intercompany eliminations	(31)	(25)	(24)
Adjusted operating profit(1)	1,179	1,094	8
Depreciation and amortization	(450)	(463)	(3)
Finance costs	(181)	(160)	13
Other income	10	8	25
Adjusted net income before income taxes	558	479	17
Adjusted income tax expense(1)(2)	(144)	(119)	21
Adjusted net income(1)	$414	$360	15
Adjusted basic earnings per share(1)	$0.80	$0.69	16
Adjusted diluted earnings per share(1)	0.80	0.68	18

Adjusted operating profit(1)	$1,179	$1,094	8
Stock-based compensation expense	(58)	(6)	n/m
Integration, restructuring and acquisition expenses	(9)	(42)	(79)
Depreciation and amortization	(450)	(463)	(3)
Operating income	662	583	14
Finance costs	(181)	(160)	13
Other income	10	8	25
Income before income taxes	491	431	14
Income tax expense	(138)	(107)	29
Net income from continuing operations	353	324	9
Loss from discontinued operations	-	(19)	n/m
Net income	$353	$305	16
Basic earnings per share - continuing operations	$0.69	$0.62	11
Diluted earnings per share - continuing operations	0.68	0.61	11
Basic earnings per share	0.69	0.58	19
Diluted earnings per share	0.68	0.57	19

Total additions to PP&E	$464	$449	3
Pre-tax free cash flow(1)	543	488	11
After-tax free cash flow(1)	428	416	3

(1)	As defined. See the section “Key Performance Indicators and Non-GAAP Measures”.
(2)

Represents income tax expense of $138 million plus $6 million related to income tax on adjusted items, for the three months ended March 31, 2013, and income tax expense of $107 million plus $12 million related to income tax on adjusted items, for the three months ended March 31, 2012.

n/m: not meaningful.

Rogers Communications Inc.	5	First Quarter 2013

SEGMENT REVIEW

WIRELESS

Summarized Wireless Financial Results

	Three months ended March 31,
(In millions of dollars, except margin)	2013	2012	% Chg
Operating revenue
Network revenue	$ 1,683	$ 1,612	4
Equipment sales	77	94	(18)
Total operating revenue	1,760	1,706	3
Operating expenses
Cost of equipment(1)	(349)	(324)	8
Other operating expenses	(646)	(645)	-
	(995)	(969)	3
Adjusted operating profit(2)	$ 765	$ 737	4
Adjusted operating profit margin as
% of network revenue(2)	45.5%	45.7%
Additions to PP&E	$ 239	$ 223	7
Data revenue included in network revenue	$ 762	$ 627	22
Data revenue as a % of network revenue	45%	39%

(1)   Cost of equipment includes the cost of equipment sales and direct channel subsidies.

(2)   As defined. See the section “Key Performance Indicators and Non-GAAP Measures”.

Summarized Wireless Subscriber Results

(Subscriber statistics in thousands,	Three months ended March 31,
except ARPU and churn)	2013	2012	Chg
Postpaid
Gross additions	319	334	(15)
Net additions	32	47	(15)
Total postpaid subscribers	7,878	7,621	257
Monthly churn	1.22%	1.26%	(0.04) pts
Monthly average revenue per user (“ARPU”)(1)	$ 68.56	$ 67.39	$ 1.17
Prepaid
Gross additions	118	154	(36)
Net losses	(93)	(72)	(21)
Total prepaid subscribers	1,498	1,689	(191)
Monthly churn	4.48%	4.31%	0.17 pts
ARPU(1)	$ 14.63	$ 14.99	$ (0.36)
Blended ARPU(1)	$ 59.68	$ 57.65	$ 2.03
Data ARPU	27.02	22.42	4.60
Voice ARPU	32.66	35.23	(2.57)

(1)	As defined. See the section “Key Performance Indicators and Non-GAAP Measures”.

Wireless Subscribers and Network Revenue

For the three months ended March 31, 2013, Wireless activated and upgraded approximately 673,000 smartphones, compared to approximately 642,000 in the first quarter of 2012. This addition of smartphones increased the percentage of subscribers with smartphones to 71% of Wireless’ total postpaid subscriber base at March 31, 2013, compared to 60% as at March 31, 2012. These subscribers generally commit to multi-year term contracts and typically generate significantly higher ARPU than non-smartphone subscribers.

The increase in wireless network revenue for the three months ended March 31, 2013, compared to the corresponding period of 2012, reflects the continued growth of Wireless’ postpaid subscriber base and the increased adoption and usage of wireless data services.

Rogers Communications Inc.	6	First Quarter 2013

For the three months ended March 31, 2013, wireless data revenue increased to $762 million, a 22% increase from the corresponding period of 2012. This growth in wireless data revenue reflects the continued penetration and growing usage of smartphones, tablet devices and wireless laptops, which drive increased usage of e-mail, wireless Internet access, text messaging, data roaming, and other wireless data services. A portion of this growth reflects enhancements to data roaming plans introduced in the third quarter of 2012. For the three months ended March 31, 2013, wireless data revenue represented approximately 45% of total network revenue, compared to approximately 39% in the corresponding period of 2012.

The 3.5% year-over-year increase in blended ARPU for the quarter ended March 31, 2013, compared to the corresponding period of 2012, primarily reflects the aforementioned growth in wireless data revenue, partially offset by the continued decline of wireless voice ARPU. The wireless data component of blended ARPU increased by 20.5%, partially offset by a 7.3% decline in the wireless voice component as a result of a general shift in usage patterns from voice to data based wireless services and the general level of competition around wireless voice services.

Wireless Equipment Sales

The decrease in revenue from equipment sales for the three months ended March 31, 2013, compared to the corresponding period of 2012, primarily reflects changes in device pricing and resultant subsidies driven by increased competition, partially offset by an increase in the mix of smartphones activated towards higher value devices versus the corresponding period in the prior year.

Wireless Operating Expenses

The increase in cost of equipment for the three months ended March 31, 2013, compared to the corresponding period of 2012, was primarily the result of the increased number of smartphone sales to new customers and upgrades for existing customers. During the three months ended March 31, 2013, we activated 5% more smartphones with a higher average cost per device than in the same period last year.

Total retention spending, including subsidies on handset upgrades, was $247 million in the three months ended March 31, 2013, compared to $208 million in the corresponding period of 2012. The increase primarily reflects a higher number of hardware upgrades by existing subscribers than during the same period last year, a shift in the mix of smartphones activated towards higher value devices, and a more competitive device pricing environment.

Other operating expenses for the three months ended March 31, 2013, excluding retention spending discussed above were relatively flat versus the same period of the prior year. Wireless incurred higher marketing costs, driven by increased promotional activities, which were offset by efficiency gains resulting from cost management and productivity initiatives across various functions. Wireless continues to focus on costs reduction and efficiency improvement initiatives.

Wireless Adjusted Operating Profit

The 4% year-over-year increase in adjusted operating profit and the 45.5% adjusted operating profit margin on network revenue (which excludes equipment sales revenue) for the three months ended March 31, 2013 primarily reflect the growth of network revenue in the period, coupled with cost management and efficiency improvements as discussed above.

Rogers Communications Inc.	7	First Quarter 2013

CABLE

Summarized Financial Results

	Three months ended March 31,
(In millions of dollars, except margin)	2013	2012	% Chg
Operating revenue
Television	$ 458	$ 465	(2)
Internet	277	241	15
Home Phone	123	116	6
Service revenue	858	822	4
Equipment sales	3	3	-
Total Cable operating revenue	861	825	4
Operating expenses
Cost of equipment	(2)	(3)	(33)
Other operating expenses	(430)	(444)	(3)
	(432)	(447)	(3)
Adjusted operating profit(1)	$ 429	$ 378	13
Adjusted operating profit margin(1)	49.8%	45.8%
Additions to PP&E	$ 181	$ 188	(4)
(1) As defined. See the section “Key Performance Indicators and Non-GAAP Measures”. Summarized Subscriber Results
	Three months ended March 31,
(Subscriber statistics in thousands)	2013	2012	Chg
Cable homes passed	3,828	3,764	64
Television
Net losses	(25)	(21)	(4)
Total television subscribers	2,189	2,276	(87)
Internet
Net additions	26	13	13
Total Internet subscribers	1,890	1,806	84
Home Phone
Net additions	17	1	16
Total phone subscribers	1,091	1,053	38
Total service units(1)
Net additions (losses)	18	(7)	25
Total service units	5,170	5,135	35

(1)	Total service units are comprised of television subscribers, Internet subscribers and phone subscribers.

Television Revenue

Television revenue decreased for the three months ended March 31, 2013, compared to the corresponding period of 2012, from the 4% year-over-year decline in television subscribers combined with the impact of promotional and retention pricing activity associated with heightened competition, partially offset by pricing changes made in January 2013.

Our digital cable subscriber base represents 81% of our total television subscriber base as at March 31, 2013, compared to 78% as at March 31, 2012. A larger selection of digital content, video on-demand, HDTV and PVR equipment continues to contribute to the increasing penetration of the digital subscriber base as a percentage of our total television subscriber base.

Rogers Communications Inc.	8	First Quarter 2013

Cable began a substantial conversion of the remaining analog cable customers onto its digital cable platform during 2012. This strategic migration will continue to further strengthen the customer experience, and once complete will enable the reclamation of significant amounts of network capacity, as well as reduce network operating and maintenance costs. The analog to digital migration, expected to be completed in 2015, entails incremental PP&E and operating costs as each of the remaining analog homes are fitted with digital converters and various analog filtering equipment is removed.

Internet Revenue

The year-over-year increase in Internet revenue for the three months ended March 31, 2013, compared to the corresponding period in 2012, reflects the increase in our Internet subscriber base, combined with a general movement to higher end speed and usage tiers, combined with Internet service pricing changes made during the previous twelve months.

With our Internet customer base at 1.9 million subscribers, Internet penetration is approximately 49% of the homes passed by our cable network and 86% of our television subscriber base as at March 31, 2013, compared to 48% and 79% as at March 31, 2012, respectively.

Home Phone Revenue

The increase in Phone revenues for the three months ended March 31, 2013, compared to the corresponding period of 2012, primarily reflects the increase in our Phone customer base due to increased promotional activities.

Phone lines in service grew 4% from March 31, 2012 to March 31, 2013 and now represent 29% of the homes passed by our cable network and 50% of television subscribers, compared to 28% and 46% at March 31, 2012, respectively.

Cable Operating Expenses

Cable’s operating expenses decreased by 3% for the three months ended March 31, 2013, compared to the corresponding period of 2012. Excluding the positive impact resulting from an $8 million adjustment to licence fees payable to match the CRTC’s billing period in the current quarter of 2013, the decrease would be 1% year over year. The decrease was driven by cost reductions, efficiency initiatives and lower activity volumes. Cable continues to focus on cost reductions and efficiency improvement initiatives.

Cable Adjusted Operating Profit

The year-over-year increase in adjusted operating profit for the three months ended March 31, 2013 was driven principally by increased service revenue coupled with cost reductions as discussed above, resulting in expanded adjusted operating profit margin of 49.8% for the three months ended March 31, 2013, compared to 45.8% in the corresponding period of 2012.

Other Cable Developments

On January 14, 2013, we announced a multipart strategic transaction with Shaw to acquire Shaw’s cable system in Hamilton, Ontario and secure an option to purchase Shaw’s AWS spectrum holdings in 2014. We will also sell to Shaw our one-third equity interest in specialty channel TVtropolis. Rogers’ net cash investment is expected to total approximately $700 million if all aspects of the transactions are approved.

During the three months ended March 31, 2013, we paid net deposits of $241 million for these Shaw transactions. We have received regulatory approval on the purchase of Shaw’s cable system in Hamilton, Ontario and the other transactions are pending regulatory approval. The acquisition of Shaw’s cable system in Hamilton, Ontario and sale of TVtropolis are currently expected to close in the second quarter of 2013.

Rogers Communications Inc.	9	First Quarter 2013

RBS

Summarized Financial Results

	Three months ended March 31,
(In millions of dollars, except margin)	2013	2012	% Chg
Operating revenue
Next generation	$ 44	$ 35	26
Legacy	40	50	(20)
Service revenue	84	85	(1)
Equipment sales	9	2	n/m
Total RBS operating revenue	93	87	7
Operating expenses	(70)	(69)	1
Adjusted operating profit(1)	$ 23	$ 18	28
Adjusted operating profit margin(1)	24.7%	20.7%
Additions to PP&E	$ 15	$ 15	-

(1)	As defined. See the section “Key Performance Indicators and Non-GAAP Measures”.

RBS Revenue

RBS revenue increased 7% for the three months ended March 31, 2013, compared to the corresponding period of 2012, due to the increased revenue from the next generation business as well as a non-recurring equipment sale, partially offset by decreased revenue from legacy business. RBS’ focus is primarily on IP-based services and increasingly on leveraging higher margin on-net and near-net revenue opportunities, utilizing existing network facilities to expand offerings to the medium and large-sized enterprise, public sector and carrier markets. Revenue from the declining lower margin off-net legacy business generally includes local and long-distance voice services and legacy data services. In contrast, revenue from the higher margin next generation business continues to grow, due to growth in customers and additional services sold to existing customers, and now represents 52% of total RBS service revenue.

RBS Operating Expenses

Operating expenses increased modestly for the three months ended March 31, 2013, compared to the corresponding period in 2012 due to the cost of equipment sales. Operating expenses declined 9% year-over-year excluding the impact of the non-recurring equipment sale. This decline was driven by a decrease in the legacy service-related costs due to lower volumes, as well as ongoing initiatives to improve costs and productivity. RBS has continued to focus on implementing a program of cost reduction and efficiency improvement initiatives to control the overall growth in operating expenses and to increase adjusted operating profit margin.

RBS Adjusted Operating Profit

The year-over-year increase in adjusted operating profit for the three months ended March 31, 2013 reflects growth in the higher margin next generation business coupled with cost efficiencies, resulting in the increase of RBS’ adjusted operating profit margin to 24.7% from 20.7%.

Other RBS Developments

On April 17, 2013, we announced that we purchased 100% of the shares of BLACKIRON Data ULC (“Blackiron”) from Primus Telecommunications Canada Inc., for cash consideration of $200 million. Blackiron is a provider of data centre and cloud computing services in Canada with approximately 4,000 customers. The purchase of Blackiron enables RBS to enhance its suite of enterprise-level data centre and cloud computing services.

Rogers Communications Inc.	10	First Quarter 2013

MEDIA

Summarized Media Financial Results

(In millions of dollars, except margin)	Three months ended March 31,
	2013	2012	% Chg

Operating revenue	$ 341	$ 354	(4)

Operating expenses	(348)	(368)	(5)
Adjusted operating loss(1)	$ (7)	$ (14)	50

Adjusted operating loss margin(1)	(2.1%)	(4.0%)

Additions to PP&E	$ 11	$ 10	10

(1)	As defined. See the section “Key Performance Indicators and Non-GAAP Measures”.

Media Revenue

The decrease in Media’s revenue for the three months ended March 31, 2013, compared to the corresponding period of 2012, reflects the continued impact of a soft advertising market, which continues to suppress growth in most of Media’s divisions, along with residual impacts from the 2012 NHL lockout. This was partially offset by increased distribution revenue generated by Sportsnet and other specialty channels. Adjusting for the impact of the NHL lockout and other non-recurring items that occurred in 2012, Media’s revenue for the three months ended March 31, 2013 is relatively unchanged compared to the same period in the prior year.

Media Operating Expenses

The decrease in Media’s operating expenses for the three months ended March 31, 2013, compared to the corresponding period of 2012, reflects Media’s reduced sports programming costs associated with the NHL player lockout, lower programming expenses due to broadcast scheduling changes, a positive impact resulting from an adjustment to licence fees payable to match the CRTC’s billing period in the current quarter of 2013, and overall cost containment efforts.

Media Adjusted Operating Loss

The improvement in Media’s adjusted operating loss for the three months ended March 31, 2013, compared to the corresponding period of 2012, primarily reflects the revenue and expense changes discussed above.

Other Media Developments

In February 2013, Media completed the purchase of the Metro14 Montreal broadcast license and re-launched the station as City Montreal in this key Quebec market. The purchase of this broadcast license, along with other acquisitions and agreements put in place during 2012, has increased City’s reach by more than 20% to over 80% of Canadian households.

Rogers Communications Inc.	11	First Quarter 2013

ADDITIONS TO PP&E

(In millions of dollars)	Three months ended March 31,
	2013	2012	% Chg

Additions to PP&E
Wireless	$ 239	$ 223	7
Cable	181	188	(4)
RBS	15	15	-
Media	11	10	10
Corporate	18	13	38
Total additions to PP&E	$ 464	$ 449	3

Wireless Additions to PP&E

The increase in Wireless additions to PP&E for the three months ended March 31, 2013, compared to the corresponding period in 2012, was attributable to the continued deployment of our LTE network as well as ongoing upgrades to the network to improve the LTE and HSPA+ user experience, and initiatives to improve network reliability and service platforms.

Cable Additions to PP&E

The decrease in Cable additions to PP&E for the three months ended March 31, 2013, compared to the corresponding period in 2012, reflects lower network investments on capacity and the timing of certain initiatives related to service enhancements on our video and data platforms, partially offset by investments in customer premise equipment related to the continued rollout of Next Box 2.0 set-top boxes and analog to digital subscriber migration activities.

RBS Additions to PP&E

RBS’ PP&E additions for the three months ended March 31, 2013 remained flat compared to the corresponding period in 2012, and were comprised principally of expenditures on customer specific network expansions and support capital.

Media Additions to PP&E

Media’s PP&E additions during the three months ended March 31, 2013 reflect expenditures on digital and broadcast systems, as well as upgrades for Sports Entertainment facilities.

Rogers Communications Inc.	12	First Quarter 2013

CONSOLIDATED NET INCOME ANALYSIS

(In millions of dollars)	Three months ended March 31,
	2013	2012	% Chg

Adjusted operating profit(1)	$ 1,179	$ 1,094	8
Stock-based compensation expense	(58)	(6)	n/m
Integration, restructuring and acquisition expenses	(9)	(42)	(79)
Depreciation and amortization	(450)	(463)	(3)
Operating income	662	583	14
Finance costs	(181)	(160)	13
Other income	10	8	25
Income tax expense	(138)	(107)	29
Net income from continuing operations	353	324	9
Loss from discontinued operations	-	(19)	n/m
Net income	$ 353	$ 305	16

(1)	As defined. See the section “Key Performance Indicators and Non-GAAP Measures”.

Adjusted Operating Profit

Our consolidated adjusted operating profit increased $85 million, or 8%, for the three months ended March 31, 2013, compared to the corresponding period of 2012. Of this $85 million increase, Wireless contributed $28 million, Cable $51 million, RBS $5 million, and Media $7 million. This increase was offset by $6 million from corporate items and intercompany eliminations. For discussions of the results of operations of each of these segments, refer to the respective segment discussions above.

Stock-based Compensation

During the three months ended March 31, 2013, stock-based compensation expense increased to $58 million, net of the hedging effect from stock-based compensation derivatives of $9 million. The expense and liability in a given period is generally determined by the vesting of options and the change in market price. The increase in our stock-based compensation is primarily attributable to the $6.73 per share increase in the RCI.b stock price on the Toronto Stock Exchange (“TSX”) during the three months ended March 31, 2013 compared to $0.35 in the corresponding period of 2012. In the three months ended March 31, 2013, $10 million of the expense was related to the vesting of options and $48 million of the expense which was related to the change in market value of RCI stock compared to December 31, 2012.

Late in the first quarter of 2013, we entered into hedging derivative instruments to hedge the price appreciation risk for SARs, RSUs and DSUs (see section “Overview of Liquidity, Financing and Share Capital Activities - Stock-based Compensation Derivatives”). Changes in the fair value of the hedging derivative instruments are recorded as a component of stock-based compensation expense and offset the impact of changes in the price of RCI Class B shares contained in the accrued value of the stock based compensation liability for SARs, RSUs and DSUs. These hedging derivatives are intended to offset most of the market value changes of our stock-based compensation going forward.

Integration, Restructuring and Acquisition Expenses

The integration, restructuring and acquisition expenses incurred during the three months ended March 31, 2013, were primarily related to severance costs associated with the restructuring of our employee base.

Depreciation and Amortization Expense

The relatively consistent level of depreciation expense for the three months ended March 31, 2013, compared to the corresponding period of 2012, reflects a decrease in depreciation expense due to an increase in the estimated useful life of certain network and information technology assets in the third quarter of 2012, partially offset by an increase in depreciation on PP&E that is largely related to the timing of readiness of certain network and system initiatives, including the launch of our LTE network in various municipalities.

Rogers Communications Inc.	13	First Quarter 2013

Finance Costs

(In millions of dollars)	Three months ended March 31,
	2013	2012	% Chg

Interest on long-term debt	$(178)	$(167)	7
Interest on pension liability	(4)	-	n/m
Foreign exchange (loss) gain	(15)	6	n/m
Change in fair value of derivative instruments	12	(7)	n/m
Capitalized interest	6	10	(40)
Other	(2)	(2)	-
Total finance costs	$(181)	$(160)	13

The increase in interest expense for the three months ended March 31, 2013, compared to the corresponding period of 2012, reflects an increase in the amount of debt, partially offset by a decrease in the weighted-average interest rate. See the section “Overview of Liquidity, Financing and Share Capital Activities” for more information on our debt and related interest.

During the three months ended March 31, 2013, the Canadian dollar weakened by 2.1 cents versus the U.S. dollar, resulting in a foreign exchange loss of $15 million, primarily related to our U.S. $350 million Senior Notes due 2038, for which the associated cross currency interest rate exchange agreements (“Debt Derivatives”) had not been designated as hedges for accounting purposes prior to March 6, 2013 (see section “Overview of Liquidity, Financing and Share Capital Activities - Debt Derivative Transactions”). Much of this foreign exchange loss is offset by the corresponding change in the fair value of the associated Debt Derivatives of $12 million in the three months ended March 31, 2013.

Effective March 6, 2013, the new Debt Derivatives related to the U.S. $350 million Senior Notes due 2038 have been designated as hedges for accounting purposes. As a result, subsequent changes in fair value of the Debt Derivatives, and the corresponding change in foreign exchange rates, will be accounted for through other comprehensive income.

During the three months ended March 31, 2012, the Canadian dollar strengthened by 2.0 cents, versus the U.S. dollar, resulting in a foreign exchange gain of $6 million, also primarily related to the U.S. $350 million Senior Notes due 2038 for which the associated Debt Derivatives had not been designated as hedges for accounting purposes. Much of this foreign exchange loss is offset by the corresponding change in the fair value of the associated Debt Derivatives of $7 million for the three months ended March 31, 2012.

Other Income

During the three months ended March 31, 2013, other income of $10 million was primarily associated with investment income and expenses from certain investments, including income from our 37.5% investment in Maple Leaf & Sports Entertainment (“MLSE”).

Income Tax Expense

(In millions of dollars, except tax rate)	Three months ended March 31,
	2013	2012

Statutory income tax rate	26.3%	26.2%

Income before income taxes	$491	$431

Computed income tax expense	129	113
Non-deductible stock-based compensation expense	12	-
Other items	(3)	(6)
Income tax expense	$138	$107

Effective income tax rate	28.1%	24.8%

Cash income taxes paid	$115	$72

Our effective income tax rate for the three months ended March 31, 2013 was 28.1%, compared to 24.8% for the corresponding period of 2012. The rate for the three month period differed from the 2013 statutory income tax rate of 26.3% primarily due to non-deductible stock based compensation.

Rogers Communications Inc.	14	First Quarter 2013

For the three months ended March 31, 2013, our income taxes paid were $115 million, compared to $72 million for the three months ended March 31, 2012. We utilized substantially all of our remaining non-capital income tax loss carryforwards in 2012 and, in addition, legislative changes to eliminate the deferral of partnership income took effect late in 2011. This legislative change will temporarily accelerate our total cash tax payments as the payment of approximately $700 million of previously deferred cash taxes are accelerated and paid over a five year period, commencing in 2012 at 15%, 20% in each of 2013 through 2015, and 25% in 2016. For these reasons, our cash tax payments for the 2013 fiscal year are currently expected to increase from 2012 levels as detailed in our full year 2013 Financial Guidance. While both the depletion of loss carryforwards and the elimination of the partnership deferral will impact the timing of cash tax payments, they are not expected to materially affect our income tax expense for accounting purposes. See the section “Caution Regarding Forward-Looking Statements, Risks and Assumptions” below.

Net Income

(In millions of dollars, except per share amounts)	Three months ended March 31,
	2013	2012	% Chg

Net income from continuing operations	$ 353	$ 324	9
Loss from discontinued operations	-	(19)	n/m
Net income	353	305	16

Basic earnings per share - continuing operations	$ 0.69	$ 0.62	11
Diluted earnings per share - continuing operations	0.68	0.61	11

Basic earnings per share	0.69	0.58	19
Diluted earnings per share	0.68	0.57	19

Net income from continuing operations	$ 353	$ 324	9
Stock-based compensation expense	58	6	n/m
Integration, restructuring and acquisition expenses	9	42	(79)
Income tax impact of above items	(6)	(12)	(50)
Adjusted net income(1)	$ 414	$ 360	15

Adjusted basic earnings per share(1)	$ 0.80	$ 0.69	16
Adjusted diluted earnings per share(1)	0.80	0.68	18

(1)	See the section “Key Performance Indicators and Non-GAAP Measures”.

We recorded net income from continuing operations of $353 million for the three months ended March 31, 2013, basic earnings per share of $0.69 and diluted earnings per share of $0.68, compared to net income of $324 million, or basic earnings per share of $0.62 and diluted earnings per share of $0.61, for the corresponding period of 2012.

On an adjusted basis, we recorded net income of $414 million, an increase of 15% for the three months ended March 31, 2013, compared to the corresponding period of 2012, and basic and diluted adjusted earnings per share of $0.80, an increase of 16% for basic adjusted earnings per share and 18% for diluted earnings per share compared to the corresponding period of 2012. The increase in adjusted earnings per share is primarily due to the increase in adjusted operating profit in the quarter. See the section “Key Performance Indicators and Non-GAAP Measures”.

Pre-tax Free Cash Flow

The 11% year-over-year increase in our consolidated pre-tax cash flow to $543 million, for the three months ended March 31, 2013, is primarily attributed to 8% growth of adjusted operating profit, partially offset by higher additions to PP&E and interest on long-term debt.

Pre-tax free cash flow is defined as adjusted operating profit less PP&E expenditures and interest on long-term debt (net of capitalization). For details on the determination of pre-tax free cash flow, which is a non-GAAP measure, see the section titled “Key Performance Indicators and Non-GAAP Measures”.

Rogers Communications Inc.	15	First Quarter 2013

OVERVIEW OF LIQUIDITY, FINANCING AND SHARE CAPITAL ACTIVITIES

(In millions of dollars)	Three months ended March 31,
	2013	2012	% Chg
Cash provided by operations before changes in non-cash operating items	$ 1,189	$ 1,045	14
Change in non-cash operating working capital items	(47)	(200)	(77)
	1,142	845	35
Income taxes paid	(115)	(72)	60
Interest paid	(222)	(245)	(9)
Cash provided by operating activities	805	528	52
Cash used in investing activities	(795)	(568)	40
Cash provided by financing activities	1,211	53	n/m
Increase in cash and cash equivalents	$ 1,221	$ 13	n/m

Cash Provided by Operating Activities

For the three months ended March 31, 2013, cash provided by operating activities was $805 million, compared to $528 million in the corresponding period of 2012. The components for the three months ended March 31, 2013 primarily include the following:

•	cash provided by operations before changes in non-cash operating items of $1,189 million, mainly resulting from adjusted operating profit;
•

working capital items use of cash of $47 million, comprised of a decrease of $175 million in accounts payable and unearned revenue offset by a decrease of $128 million in accounts receivable and other assets;

•

income taxes paid of $115 million which have increased by $43 million compared to the same period in 2012, reflecting the utilization of substantially all of our remaining non-capital income tax loss carryforwards in 2012, and in addition, legislative changes to eliminate the deferral of partnership income which took effect in late 2011; and

•

interest paid of $222 million which decreased by $23 million compared to the corresponding period of 2012, primarily due to timing of payments in the first quarter of 2013 versus the first quarter of 2012.

Cash Used in Investing Activities

Cash used in investing activities in the three months ended March 31, 2013 was $795 million, compared to $568 million in the corresponding period in 2012, primarily as a result of:

•	additions to PP&E of $516 million, including $52 million of related changes in non-cash working capital;
•	net payment of $241 million relating to our strategic transactions with Shaw; and
•	payments for program rights and other investments of $38 million.

Cash Provided by Financing Activities

Cash provided by financing activities during the three months ended March 31, 2013 was $1,211 million, compared to cash used of $53 million in the corresponding period in 2012, primarily as a result of:

•	$400 million proceeds on initial securitization funding;
•	$1,030 million proceeds on issuance of long-term debt, partially offset by $15 million of transaction costs;
•	offset by $204 million payment of dividends.

Taking into account the opening cash of $213 million at the beginning of the three months ended March 31, 2013, and the activities described above, the cash and cash equivalents balance at March 31, 2013 was $1,434 million.

Rogers Communications Inc.	16	First Quarter 2013

Financing

Our long-term debt instruments are described in detail in Note 17 and Note 19 to our 2012 Annual Audited Consolidated Financial Statements and Note 11 to our First Quarter 2013 Unaudited Interim Condensed Consolidated Financial Statements.

Debt Issuances

On March 7, 2013, the Company issued U.S. $1 billion of Senior Notes, comprised of U.S. $500 million of 3.0% Senior Notes due 2023 (the “2023 Notes”) and U.S. $500 million of 4.5% Senior Notes due 2043 (the “2043 Notes”). The 2023 Notes were issued at a discount of 99.845% for an effective yield of 3.018% per annum if held to maturity while the 2043 Notes were issued at a discount of 99.055% for an effective yield of 4.558% per annum if held to maturity. The Company received aggregate net proceeds of approximately U.S. $985 million (Cdn. $1,015 million) from the issuance of the 2023 Notes and 2043 Notes after deducting the original issue discount, agents’ fees, and other related expenses. The aggregate net proceeds from the 2023 Notes and 2043 Notes are expected to be used for general corporate purposes.

Each of the 2023 Notes and 2043 Notes are guaranteed by RCP and rank pari passu with all of the Company’s other senior unsecured notes and debentures and bank credit facility.

Debt Derivative Transactions

Effective on March 6, 2013, the Company terminated the Debt Derivatives aggregating U.S. $350 million notional principal amount that were economically hedging the principal and interest obligations on the U.S. $350 million Senior Notes due 2038 (the “2038 Notes”) for an original term of 10 years to August 15, 2018 and simultaneously entered into new Debt Derivatives aggregating U.S. $350 million notional principal amount to hedge the principal and interest obligations on the 2038 Notes to their maturity at then current market rates. These new Debt Derivatives have the effect of converting the U.S. $350 million aggregate principal amount of the 2038 Notes from a fixed coupon rate of 7.5% into Cdn. $359 million at a fixed interest rate of 7.6%. The new Debt Derivatives hedging the 2038 Notes have been designated as effective hedges against the designated U.S. dollar-denominated debt for accounting purposes.

Effective March 7, 2013, in conjunction with the issuance of the 2023 Notes and 2043 Notes, the Company entered into an aggregate U.S. $1.0 billion notional principal amount of Debt Derivatives. An aggregate U.S. $500 million notional principal amount of these Debt Derivatives hedge the principal and interest obligations for the 2023 Notes to maturity in 2023, while the remaining U.S. $500 million aggregate notional principal amount of these Derivatives hedge the principal and interest obligations on the 2043 Notes to maturity in 2043. These Debt Derivatives have the effect of: (a) converting the U.S. $500 million aggregate principal amount of the 2023 Notes from a fixed coupon rate of 3.0% into Cdn. $515 million at a fixed interest rate of 3.6%; and (b) converting the U.S. $500 million aggregate principal amount of the 2043 Notes from a fixed coupon rate of 4.5% into Cdn. $515 million at a fixed interest rate of 4.6%. The Debt Derivatives hedging the 2023 Notes and the 2043 Notes have been designated as effective hedges against the designated U.S. dollar-denominated debt for accounting purposes.

As a result of these transactions, as at March 31, 2013 the Company has U.S. $5.23 billion of U.S. Dollar denominated long-term debt, 100% of which is hedged on an economic basis and on an accounting basis (see “Financial Risk Management”).

Cash and Available Liquidity Under Our Bank Credit Facility

At March 31, 2013, there were no advances outstanding under our $2.0 billion bank credit facility, and our cash and cash equivalents were $1.4 billion which, together with the committed funding available under the accounts receivable securitization program of $500 million discussed below, provides for $3.9 billion of available liquidity.

Accounts Receivable Securitization Program

On December 31, 2012, we entered into an accounts receivable securitization program, which enables us to sell certain trade receivables into the program for proceeds up to $900 million. The Company will continue to service these accounts receivables and retains substantially all of the risks and rewards relating to the accounts receivable sold.

Rogers Communications Inc.	17	First Quarter 2013

The terms of our accounts receivable securitization program are committed until its expiry on December 31, 2015 and the initial funding of $400 million was received on January 14, 2013. The buyer’s interest in these trade receivables ranks ahead of our interest. From month to month over the term of the securitization program, the buyer will reinvest the amounts collected from these receivables by buying additional interests in certain of our trade receivables. The buyer of our trade receivables has no further claim on any of our other assets.

Normal Course Issuer Bid

In February 2013, we announced that the TSX had accepted a notice filed by the Company of our intention to renew our NCIB for our Class B Non-Voting shares for a further one-year period. The TSX notice provides that the Company may, during the twelve-month period commencing February 25, 2013 and ending February 24, 2014, purchase on the TSX, the NYSE and/or alternate trading systems up to the lesser of 35.8 million Class B Non-Voting shares and that number of Class B Non-Voting shares that can be purchased under NCIB for an aggregate purchase price of $500 million. The actual number of Class B Non-Voting shares purchased, if any, and the timing of such purchases under the NCIB will be determined by management considering market conditions, stock prices, our cash position and other factors.

During the three months ended March 31, 2013, no Class B Non-Voting shares were purchased for cancellation under the NCIB.

Dividends and Other Payments on Equity Securities

In February 2013, Rogers’ Board of Directors approved an annualized dividend rate of $1.74 per Class A Voting and Class B Non-Voting share, effective immediately, to be paid in quarterly amounts of $0.435. Such quarterly dividends are only payable as and when declared by our Board and there is no entitlement to any dividend prior thereto. This follows the increase to our annualized dividend rate from $1.42 to $1.58 per Class A Voting and Class B Non-Voting shares in February 2012.

We have declared and paid dividends on each of our outstanding Class A Voting and Class B Non-Voting shares, as follows:

Declaration date	Record date	Payment date	Dividend per share	Dividends paid (in millions)

February 21, 2012	March 19, 2012	April 2, 2012	$0.395	$207
April 25, 2012	June 15, 2012	July 3, 2012	$0.395	$205
August 15, 2012	September 14, 2012	October 3, 2012	$0.395	$204
October 24, 2012	December 14, 2012	January 2, 2013	$0.395	$204

February 14, 2013	March 15, 2013	April 2, 2013	$0.435	$224

Financial Risk Management

Foreign Currency Forward Contracts

As at March 31, 2013, U.S. $320 million of foreign exchange currency forward contracts used to hedge the foreign exchange risk on certain forecast expenditures (“Expenditure Derivatives”, and together with Debt Derivatives and Equity Derivatives, “Derivatives”) remained outstanding. All of the Expenditure Derivatives qualify and have been designated as hedges for accounting purposes. The Expenditure Derivatives fix the exchange rate on an aggregate U.S. $20 million per month of our forecast expenditures at an average rate of Cdn $0.9643/U.S. $1 to July 2014. An aggregate U.S. $60 million of the Expenditure Derivatives were settled in the quarter ended March 31, 2013 for Cdn $58 million.

Economic Hedge Analysis

During the three months ended March 31, 2013, our U.S. dollar-denominated debt and our Debt Derivatives increased by $1 billion (see “Debt Derivative Transactions”). On March 31, 2013, 100% of our U.S. dollar-denominated debt was hedged on an economic basis and on an accounting basis, compared to 91.7% on an accounting basis at December 31, 2012.

Rogers Communications Inc.	18	First Quarter 2013

Consolidated Hedged Position

(In millions of dollars, except percentages)	March 31, 2013		December 31, 2012

U.S. dollar-denominated long-term debt	U.S.	$5,230	U.S.	$4,230
Hedged with Debt Derivatives	U.S.	$5,230	U.S.	$4,230
Hedged exchange rate		1.1142		1.1340
Percent hedged(1)		100.0%		100.0%

Amount of long-term debt at fixed rates:(2)
Total long-term debt	Cdn	$12,477	Cdn	$11,447
Total long-term debt at fixed rates	Cdn	$12,477	Cdn	$11,447
Percent of long-term debt fixed		100.0%		100.0%

Weighted average interest rate on long-term debt		5.77%		6.06%

(1)

Pursuant to the requirements for hedge accounting under IFRS 39, Financial Instruments: Recognition and Measurement, on March 31, 2013 and December 31, 2012, RCI accounted for 100% and 91.7%, respectively, of its Debt Derivatives as hedges against designated U.S. dollar-denominated debt. As a result, on December 31, 2012, 91.7% of U.S. dollar-denominated debt is hedged for accounting purposes versus 100% on an economic basis.

(2)	Long-term debt includes the effect of the Debt Derivatives.

Stock Based Compensation Derivatives

In February and March 2013, we entered into derivative instruments to hedge the price appreciation risk for 5.7 million RCI Class B shares which were granted under our stock based compensation programs for SARs, RSUs and DSUs (“Equity Derivatives”) in prior periods. The Equity Derivatives were hedged at a weighted average price of $50.37. The Equity Derivatives have not been designated as hedges for accounting purposes. Thus, changes in the fair value of the Equity Derivatives are recorded as a component of stock-based compensation expense and largely offset the impact of changes in the price of RCI Class B shares contained in the accrued value of the stock based compensation liability for SARs, RSUs and DSUs. As of March 31, 2013, the fair value of the Equity Derivatives was an asset of $9 million.

Mark-to-Market Value of Derivatives

In accordance with IFRS, we have recorded our Derivatives using an estimated credit-adjusted mark-to-market valuation using treasury-related discount rates together with an estimated bond spread for the relevant term and counterparty for each Derivative. The estimated credit-adjusted values of the Derivatives are subject to changes in credit spreads of Rogers and its counterparties. At March 31, 2013, details of the derivative instruments net liability are as follows:

(In millions of dollars, except exchange rates)	U.S. $ notional	Exchange rate	Cdn $ notional	Fair value
Debt Derivatives accounted for as cash flow hedges:
As assets	$1,600	1.0252	$1,640	$60
As liabilities	3,630	1.1534	4,187	(572)
Net mark-to-market liability Debt Derivatives				(512)

Equity Derivatives not accounted for as hedges:
As assets				9

Expenditure Derivatives accounted for as cash flow hedges:
As assets	320	0.9643	309	18

Net mark-to-market liability				(485)

Rogers Communications Inc.	19	First Quarter 2013

Calculation of Net Debt, Securitization and Debt Derivatives

The aggregate of our long-term debt, securitization and Debt Derivatives liabilities at the estimated credit-adjusted mark-to-market valuation is calculated as follows:

(In millions of dollars)	March 31, 2013	December 31, 2012

Accounts receivable securitization	$400	$-
Long-term debt(1)(2)	11,964	10,858
Net derivative liabilities for Debt Derivatives(2)	512	524
Total	$12,876	$11,382

(1)	Before deducting fair value decrement arising from purchase accounting and deferred transaction costs.
(2)	Includes current and long-term portions.

Outstanding Common Share Data

Set out below is our outstanding common share data as at March 31, 2013 and at March 31, 2012:

	March 31, 2013	March 31, 2012
Common shares(1)
Class A Voting	112,462,014	112,462,014
Class B Non-Voting	402,827,618	412,413,138
Total common shares	515,289,632	524,875,152

Options to purchase Class B Non-Voting shares
Outstanding options	7,221,756	10,257,906
Outstanding options exercisable	4,761,736	5,211,064

(1)

Holders of RCI’s Class B Non-Voting shares are entitled to receive notice of and to attend meetings of our shareholders, but, except as required by law or as stipulated by stock exchanges, are not entitled to vote at such meetings. If an offer is made to purchase outstanding Class A Voting shares, there is no requirement under applicable law or RCI’s constating documents that an offer be made for the outstanding Class B Non-Voting shares and there is no other protection available to shareholders under RCI’s constating documents. If an offer is made to purchase both Class A Voting shares and Class B Non-Voting shares, the offer for the Class A Voting shares may be made on different terms than the offer to the holders of Class B Non-Voting shares.

COMMITMENTS AND OTHER CONTRACTUAL OBLIGATIONS

Our material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements and operating lease arrangements, are summarized in our 2012 Annual MD&A, and are further discussed in Notes 17, 19 and 26 of our 2012 Annual Audited Consolidated Financial Statements. Other than the issuance of the 2023 Notes and the 2043 Notes and termination of Debt Derivatives as described above under “Overview of Liquidity, Financing and Share Capital Activities”, there have been no significant changes to these material contractual obligations since December 31, 2012.

GOVERNMENT REGULATION AND REGULATORY DEVELOPMENTS

The significant government regulations that impact our operations are summarized in our 2012 Annual MD&A. Significant developments regarding those regulations since our 2012 Annual MD&A, which was current as of February 14, 2013, are as follows:

Consultation on a Policy and Technical Framework for the 700MHz Band and Aspects Related to Commercial Mobile Spectrum

In March 2013, Industry Canada released Licensing Framework for Mobile Broadband Services (MBS) - 700 MHz Band. Key aspects of the framework regarding 700 MHz spectrum are:

•	Industry Canada, for the most part, confirmed the policy and technical framework to auction spectrum in the 700 MHz band that it had proposed in its March 14, 2012 consultation document.
•

A combinatorial clock auction (“CCA”) format will be used rather than the simultaneous multiple round auction (“SMRA”) format previously used and the auction will commence on November 19, 2013. Bids are made for packages of spectrum licenses under the CCA format in contrast to the SMRA format under which bids are placed for individual licenses.

•

Associated entities may apply to bid separately and to have the auction cap applied individually. These bidders must demonstrate that they “intend to separately and actively provide services” within a given licence area for the duration of the spectrum caps (five years following licensing).

Rogers Communications Inc.	20	First Quarter 2013

Roaming and Tower Sharing Policy

In March 2013, Industry Canada released Revised Frameworks for Mandatory Roaming and Antenna Tower and Site Sharing, concluding the consultation initiated in 2012. Key aspects of the revised frameworks are:

•	Industry Canada, for the most part, confirmed the proposals presented in its 2012 consultation document.
•	All licensees will be permitted to request roaming from other licensees, effective immediately.
•	The timeframe for negotiating agreements has been reduced from 90 days to 60 days, after which arbitration according to Industry Canada arbitration rules will commence.
•	The current seamless handover rules will be maintained and seamless handover will not be required.

Consultation on Transfers, Divisions and Subordinate Licensing of Spectrum Licenses

In March 2013, Industry Canada released Consultation on Considerations Relating to Transfers, Divisions and Subordinate Licensing of Spectrum Licenses. The consultation has been initiated in order to provide more clarity around the process that is employed by Industry Canada for the review of spectrum license transfer requests; specifically, the criteria to be considered and the process to be used when spectrum license transfer applications are reviewed. Rogers submitted its comments in early April and will submit reply comments in early May.

CRTC Review of Wholesale Internet Service Pricing and Usage-Based Billing

In February 2013, the CRTC released its decisions on seven applications to review and vary CRTC decisions concerning regulated wholesale internet service prices. The decision addressing Rogers’ application increased Rogers’ rates; however, the increase was less than expected by Rogers.

UPDATE TO RISKS AND UNCERTAINTIES

Our significant risks and uncertainties are discussed in our 2012 Annual MD&A, which was current as of February 14, 2013, and should be reviewed in conjunction with this interim quarterly MD&A. Significant development since that date is as follows:

Litigation Update

In 2004, a proceeding was commenced against providers of wireless communications in Canada relating to the system access fee charged by wireless carriers to some of their customers.

In February 2013, the Saskatchewan Court of Appeal denied the plaintiffs’ application to extend the time within which they can appeal the “opt-in” decision of the Saskatchewan Court. In April 2013, the plaintiffs applied for an order that the second system access fee class action commenced by them, which was ordered conditionally stayed in December 2009 as an abuse of process, be allowed to proceed. If successful, this second class action would be an “opt-out” class proceeding. No liability has been recorded for this contingency.

RELATED PARTY ARRANGEMENTS

We have entered into certain transactions with companies, the partners or senior officers of which are Directors of Rogers. During the three months ended March 31, 2013, total amounts paid by us to these related parties, directly or indirectly, were $9 million, compared to $10 million for the three months ended March 31, 2012. These payments were for legal services, printing services and commissions paid on premiums for insurance coverage. We have entered into certain transactions with our controlling shareholder and companies controlled by the controlling shareholder. These transactions are subject to formal agreements approved by the Audit Committee. Total amounts received from (paid to) these related parties during the three months ended March 31, 2013 and March 31, 2012, were both less than $1 million, respectively.

These transactions are recorded at the amount agreed to by the related parties and are reviewed by the Audit Committee.

Rogers Communications Inc.	21	First Quarter 2013

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In our 2012 Annual Audited Consolidated Financial Statements and Notes thereto, as well as in our 2012 Annual MD&A, we have identified the accounting policies and estimates that are critical to the understanding of our business operations and our results of operations. For the three months ended March 31, 2013, there were no changes to the critical accounting policies and estimates of Wireless, Cable Operations, RBS and Media from those found in our 2012 Annual MD&A.

NEW ACCOUNTING STANDARDS

The accounting pronouncements indicated below are required to be applied beginning on or after January 1, 2013. Refer to our 2012 Annual Report and First Quarter 2013 Unaudited Interim Condensed Consolidated Financial Statements for a brief description of each accounting pronouncement.

Rogers assessed the impact of the following new standards, and there is no impact on its consolidated financial statements:

•	IFRS 10, Consolidated Financial Statements
•	IFRS 12, Disclosure of Interests in Other Entities
•	IFRS 13, Fair Value Measurement
•	IAS 28, Investments in Associates and Joint Ventures

On January 1, 2013, we adopted revised IAS 19 Employee Benefits (2011), which changes the basis for determining the income or expense related to defined benefit plans. This amendment eliminates the concept of return on plan assets and interest cost (income) and replaces it with a net interest cost that is calculated by applying the discount rate to the net liability (asset). The net interest cost takes into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. The adoption of the amended standard did not have a material impact on prior periods.

As a result of the adoption of IFRS 11, Joint Arrangements, we have changed our accounting policy with respect to our interests in joint arrangements. Under IFRS 11, we classify our interests in joint arrangements as either joint operations or joint ventures depending on our rights to the assets and obligations for the liabilities of the arrangements. When making this assessment, we consider the structure of the arrangements, the legal form of any separate vehicles, the contractual terms of the arrangements and other facts and circumstances. As a result of this change, we have accounted for these either using the proportionate consolidation method, or the equity method depending on whether the investment is defined as a joint operation or a joint venture, respectively. The adoption of the new standard was not material to prior periods.

Recent Accounting Pronouncements

Rogers has not yet adopted certain standards, interpretations and amendments that have been issued but are not yet effective. IFRS 9, Financial Instruments, is required to be applied beginning on or after January 1, 2015. Refer to our 2012 Annual Report for a brief description of the pronouncement. We are assessing the impact of IFRS 9 on our consolidated financial statements.

CONTROLS AND PROCEDURES

There have been no changes in our internal controls over financial reporting during the first quarter of 2013 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

SEASONALITY

Our operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results, and thus one quarter’s operating results are not necessarily indicative of a subsequent quarter’s operating results.

Each of Wireless, Cable Operations, RBS and Media has unique seasonal aspects to their businesses. For specific discussions of the seasonal trends affecting the Wireless, Cable Operations, RBS and Media segments, please refer to our 2012 Annual MD&A.

Rogers Communications Inc.	22	First Quarter 2013

2013 FINANCIAL AND OPERATING GUIDANCE

We have no specific revisions at this time to the 2013 annual consolidated guidance ranges that we provided on February 14, 2013. See the section entitled “Caution Regarding Forward-Looking Statements, Risks and Assumptions” below.

KEY PERFORMANCE INDICATORS AND NON-GAAP MEASURES

Key Performance Indicators

We measure the success of our strategies using a number of key performance indicators that are defined and discussed in our 2012 Annual MD&A and this interim quarterly MD&A. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy as well as against the results of our peers and competitors. They include:

• Network revenue and ARPU;

• Subscriber counts and subscriber churn;

• Operating expenses;

• Cost of equipment sales;

• Stock-based compensation expenses;

• Integration, restructuring and acquisition expenses;

• Operating profit or loss and related margin;

• Adjusted operating profit or loss and related margin;

• Adjusted net income;

• Adjusted basic and diluted earnings per share;

• Free cash flow;

• Additions to PP&E; and

• Long-term debt plus net derivative liabilities (assets).

Certain of the key performance indicators listed above are non-GAAP measures and are reconciled in the section below.

Non-GAAP Measures

Adjusted operating profit, free cash flow and the ‘adjusted’ amounts presented below are reviewed regularly by management and our Board of Directors in assessing our performance and in making decisions regarding the ongoing operations of the business and the ability to generate cash flows. These measures do not have standardized meanings prescribed by IFRS and are therefore may not be comparable to similar measures presented by other issuers. These measures are also used by investors and lending institutions as an indicator of our operating performance, our ability to incur and service debt, and as a valuation metric. We have reconciled these non-GAAP measures to their most directly comparable measure calculated in accordance with IFRS in the table below.

The ‘adjusted’ amounts exclude (i) stock-based compensation expense; (ii) integration, restructuring and acquisition expenses; (iii) settlement of pension obligations; and (iv) in respect of net income and earnings per share, loss on the repayment of long-term debt, impairment of assets, and gain on spectrum distribution, the related income tax impact of the above amounts, and income tax charge due to legislative tax changes.

Rogers Communications Inc.	23	First Quarter 2013

Adjusted Operating Profit, Net Income, Earnings Per Share and Free Cash Flow

(In millions of dollars, except per share amounts;	Three months ended March 31,
number of shares outstanding in millions)	2013	2012
Operating income	$662	$583
Add:
Depreciation and amortization	450	463
Stock-based compensation expense	58	6
Integration, restructuring and acquisition expenses	9	42
Adjusted operating profit	$1,179	$1,094
Net income from continuing operations	$353	$324
Add (deduct):
Stock-based compensation expense	58	6
Integration, restructuring and acquisition expenses	9	42
Income tax impact of above items	(6)	(12)
Adjusted net income	$414	$360
Adjusted basic earnings per share:
Adjusted net income	$414	$360
Divided by: weighted average number of shares outstanding	515	525
Adjusted basic earnings per share	$0.80	$0.69
Adjusted diluted earnings per share:
Adjusted net income	$414	$360
Divided by: diluted weighted average number of shares outstanding	518	528
Adjusted diluted earnings per share	$0.80	$0.68
Basic earnings per share:
Net income from continuing operations	$353	$324
Net income	$353	$305
Divided by: weighted average number of shares outstanding	515	525
Basic earnings per share – continuing operations	$0.69	$0.62
Basic earnings per share	$0.69	$0.58
Diluted earnings per share:
Net income from continuing operations	$353	$324
Effect on net income of dilutive securities	-	(2)
Diluted net income from continuing operations	$353	$322
Net income	$353	$305
Effect on net income of dilutive securities	-	(2)
Diluted net income	$353	$303
Divided by: diluted weighted average number of shares outstanding	518	528
Diluted earnings per share – continuing operations	$0.68	$0.61
Diluted earnings per share	$0.68	$0.57
Free Cash Flow
Adjusted operating profit	$1,179	$1,094
Add (deduct):
PP&E expenditures	(464)	(449)
Interest on long-term debt, net of capitalization	(172)	(157)
Pre-tax free cash flow	543	488
Cash income taxes	(115)	(72)
After-tax free cash flow	$428	$416

Rogers Communications Inc.	24	First Quarter 2013

QUARTERLY CONSOLIDATED FINANCIAL SUMMARY

	2013	2012				2011

(In millions of dollars, except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Operating revenue
Wireless	$1,760	$1,920	$1,889	$1,765	$1,706	$1,826	$1,832	$1,759
Cable	861	852	838	843	825	838	826	832
RBS	93	88	86	90	87	93	96	100
Media	341	434	392	440	354	428	407	437
Corporate items and intercompany eliminations	(28)	(33)	(29)	(32)	(29)	(30)	(30)	(31)

Total operating revenue	3,027	3,261	3,176	3,106	2,943	3,155	3,131	3,097

Adjusted operating profit (loss)(1)
Wireless	765	687	843	796	737	670	815	761
Cable	429	421	403	403	378	403	367	397
RBS	23	27	22	22	18	20	19	21
Media	(7)	75	50	79	(14)	44	55	91
Corporate items and intercompany eliminations	(31)	(34)	(30)	(24)	(25)	(36)	(29)	(26)

Adjusted operating profit(1)	1,179	1,176	1,288	1,276	1,094	1,101	1,227	1,244

Stock-based compensation (expense) recovery	(58)	(57)	(26)	12	(6)	(34)	19	(41)
Integration, restructuring and acquisition expenses	(9)	(10)	(7)	(33)	(42)	(20)	(15)	(17)
Settlement of pension obligations	-	-	-	-	-	-	-	(11)
Depreciation and amortization	(450)	(453)	(437)	(466)	(463)	(454)	(427)	(444)
Impairment of assets	-	(80)	-	-	-	-	-	-

Operating income	662	576	818	789	583	593	804	731
Finance costs	(181)	(176)	(169)	(159)	(160)	(158)	(146)	(166)
Other income (expense)	10	241	(6)	7	8	(3)	1	5

Net income before income taxes	491	641	643	637	431	432	659	570
Income tax expense	(138)	(112)	(177)	(224)	(107)	(97)	(162)	(157)

Net income from continuing operations	$353	$529	$466	$413	$324	$335	$497	$413
Loss from discontinued operations	-	-	-	(13)	(19)	(8)	(6)	(3)

Net income	$353	$529	$466	$400	$305	$327	$491	$410

Earnings per share from continuing operations:
Basic	$0.69	$1.03	$0.90	$0.79	$0.62	$0.63	$0.92	$0.76
Diluted	$0.68	$1.02	$0.90	$0.77	$0.61	$0.63	$0.88	$0.75

Earnings per share:
Basic	$0.69	$1.03	$0.90	$0.77	$0.58	$0.61	$0.91	$0.75
Diluted	$0.68	$1.02	$0.90	$0.75	$0.57	$0.61	$0.87	$0.74

Net income	$353	$529	$466	$400	$305	$327	$491	$410
Loss from discontinued operations	-	-	-	13	19	8	6	3

Net income from continuing operations	$353	$529	$466	$413	$324	$335	$497	$413
Add (deduct):
Stock-based compensation expense (recovery)	58	57	26	(12)	6	34	(19)	41
Integration, restructuring and acquisition expenses	9	10	7	33	42	20	15	17
Settlement of pension obligations	-	-	-	-	-	-	-	11
Impairment of assets	-	80	-	-	-	-	-	-
Gain on spectrum distribution	-	(233)	-	-	-	-	-	-
Income tax impact of above items	(6)	12	(4)	(10)	(12)	(11)	(4)	(13)
Income tax adjustment, legislative tax change	-	-	-	54	-	(28)	-	-

Adjusted net income(1)	$414	$455	$495	$478	$360	$350	$489	$469

Adjusted earnings per share from continuing operations(1):
Basic	$0.80	$0.88	$0.96	$0.92	$0.69	$0.66	$0.90	$0.86
Diluted	$0.80	$0.88	$0.96	$0.91	$0.68	$0.66	$0.90	$0.85

Additions to PP&E	$464	$707	$528	$458	$449	$653	$559	$520
Pre-tax free cash flow	$543	$296	$589	$656	$488	$289	$510	$564

(1)	As defined. See the section “Key Performance Indicators and Non-GAAP Measures”.

Rogers Communications Inc.	25	First Quarter 2013

SUMMARY FINANCIAL RESULTS OF LONG-TERM DEBT GUARANTOR

Our outstanding public debt, $2.0 billion bank credit facility and Derivatives are unsecured obligations of RCI, as obligor, and RCP, as co-obligor or guarantor, as applicable.

The following table sets forth the selected unaudited consolidating summary financial information for RCI for the periods identified below, presented with a separate column for: (i) RCI; (ii) RCP; (iii) our non-guarantor subsidiaries (“Other Subsidiaries”) on a combined basis; (iv) consolidating adjustments; and (v) the total consolidated amounts.

	Three months ended March 31 (unaudited)
	RCI (1)(2)		RCP (1)(2)		Other Subsidiaries(2)		Consolidating Adjustments (2)		Total Consolidated Amounts
(In millions of dollars)	Mar. 31 2013	Mar. 31 2012	Mar. 31 2013	Mar. 31 2012	Mar. 31 2013	Mar. 31 2012	Mar. 31 2013	Mar. 31 2012	Mar. 31 2013	Mar. 31 2012

Statement of Income Data:
Revenue	$2	$-	$2,711	$2,613	$351	$366	$(37)	$(36)	$3,027	$2,943
Operating income (loss)	(61)	(31)	765	665	(23)	(33)	(19)	(18)	662	583
Net income (loss)	353	305	765	645	175	169	(940)	(814)	353	305
	As at period end (unaudited)
	RCI (1)(2)		RCP (1)(2)		Other Subsidiaries(2)		Consolidating Adjustments (2)		Total Consolidated Amounts
(In millions of dollars)	Mar. 31 2013	Dec. 31 2012	Mar. 31 2013	Dec. 31 2012	Mar. 31 2013	Dec. 31 2012	Mar. 31 2013	Dec. 31 2012	Mar. 31 2013	Dec. 31 2012

Balance Sheet Data (at period end):
Current assets	$2,548	$1,682	$8,099	$8,209	$2,042	$1,905	$(9,117)	$(9,575)	$3,572	$2,221
Non-current assets	28,522	27,388	12,277	12,232	6,752	6,642	(29,893)	(28,865)	17,658	17,397
Current liabilities	11,735	9,717	1,949	2,776	1,122	1,129	(10,163)	(10,620)	4,643	3,002
Non-current liabilities	11,862	12,082	433	438	177	179	145	149	12,617	12,848

(1)	For the purposes of this table, investments in subsidiary companies are accounted for by the equity method.
(2)

Amounts recorded in current liabilities and non-current liabilities for RCP do not include any obligations arising as a result of it being a guarantor or co-obligor, as the case may be, under any of RCI’s long-term debt.

Rogers Communications Inc.	26	First Quarter 2013

Caution Regarding Forward-Looking Statements, Risks and Assumptions

This MD&A includes “forward-looking information” within the meaning of applicable securities laws and assumptions concerning, among other things our business, its operations and its financial performance and condition approved by management on the date of this MD&A. This forward-looking information and these assumptions include, but are not limited to, statements with respect to our objectives and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions. This forward-looking information also includes, but is not limited to, guidance and forecasts relating to revenue, adjusted operating profit, property plant and equipment expenditures, cash income tax payments, free cash flow, dividend payments, expected growth in subscribers and the services to which they subscribe, the cost of acquiring subscribers and the deployment of new services, and all other statements that are not historical facts. The words “could”, “expect”, “may”, “anticipate”, “assume”, “believe”, “intend”, “estimate”, “plan”, “project”, “guidance”, and similar expressions are intended to identify statements containing forward-looking information, although not all forward-looking statements include such words. Conclusions, forecasts and projections set out in forward-looking information are based on our current objectives and strategies and on estimates and other factors and expectations and assumptions, most of which are confidential and proprietary, that we believe to be reasonable at the time applied, but may prove to be incorrect, including, but not limited to: general economic and industry growth rates, currency exchange rates, product pricing levels and competitive intensity, subscriber growth, usage and churn rates, changes in government regulation, technology deployment, device availability, the timing of new product launches, content and equipment costs, the integration of acquisitions, industry structure and stability.

Except as otherwise indicated, this MD&A and our forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be considered or announced or may occur after the date the statement containing the forward-looking information is made.

We caution that all forward-looking information, including any statement regarding our current objectives, strategies and intentions and any factor, assumptions, estimate or expectation underlying the forward-looking information, is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change, including but not limited to: new interpretations and new accounting standards from accounting standards bodies, economic conditions, technological change, the integration of acquisitions, unanticipated changes in content or equipment costs, changing conditions in the entertainment, information and communications industries, regulatory changes, litigation and tax matters, the level of competitive intensity and the emergence of new opportunities.

Many of these factors are beyond our control and current expectation or knowledge. Should one or more of these risks, uncertainties or other factors materialize, our objectives, strategies or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this MD&A is qualified by the cautionary statements herein.

Before making any investment decisions and for a detailed discussion of the risks, uncertainties and environment associated with our business, fully review the “Operating Environment” section of our 2012 Annual MD&A, including the section “Risks and Uncertainties Affecting Our Businesses”. Our annual and quarterly reports can be found online at rogers.com/investors, sedar.com and sec.gov or are available directly from Rogers.

Rogers Communications Inc.	27	First Quarter 2013

About Rogers Communications Inc.

Rogers Communications is a diversified public Canadian communications and media company. We are Canada’s largest provider of wireless communications services and one of Canada’s leading providers of cable television, high-speed Internet and telephony services. Through Rogers Media, we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, sports entertainment, and digital media. We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For further information about the Rogers group of companies, please visit rogers.com. Information contained in or connected to our website is not part of and not incorporated into this MD&A.

Investment Community Contacts

Bruce M. Mann, 416.935.3532, bruce.mann@rci.rogers.com

Dan R. Coombes, 416.935.3550, dan.coombes@rci.rogers.com

Media Contact

Terrie Tweddle, 416.935.4727, terrie.tweddle@rci.rogers.com

Quarterly Investment Community Conference Call

As previously announced by press release, a live webcast of our quarterly results teleconference with the investment community will be broadcast via the Internet at rogers.com/webcast beginning at 4:30 p.m. ET today, April 22, 2013. A rebroadcast of this teleconference will be available on the Events and Presentations page of Rogers’ Investor Relations website, rogers.com/investors, for a period of at least two weeks following the teleconference.

# # #

Rogers Communications Inc.	28	First Quarter 2013

Unaudited Interim Condensed Consolidated Financial Statements of

Rogers Communications Inc.

Three months ended March 31, 2013 and 2012

Rogers Communications Inc.

Unaudited Interim Condensed Consolidated Statements of Income

(In millions of Canadian dollars, except per share amounts)

		Three months ended March 31,
	Note	2013	2012

Operating revenue		$3,027	$2,943

Operating expenses:
Operating costs	4	1,906	1,855
Integration, restructuring and acquisition costs	8	9	42
Depreciation and amortization		450	463

Operating income		662	583

Finance costs	5	(181)	(160)
Other income		10	8

Income before income taxes		491	431

Income tax expense		138	107

Net income from continuing operations		353	324

Loss from discontinued operations, net of tax	6	–	(19)

Net income for the period		$353	$305

Earnings per share - basic:
Earnings per share from continuing operations	9	$0.69	$0.62
Loss per share from discontinued operations	9	–	(0.04)

Earnings per share - basic		$0.69	$0.58

Earnings per share - diluted:
Earnings per share from continuing operations	9	$0.68	$0.61
Loss per share from discontinued operations	9	–	(0.04)

Earnings per share - diluted		$0.68	$0.57

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Rogers Communications Inc.	1	First Quarter 2013

Rogers Communications Inc.

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income

(In millions of Canadian dollars)

	Three months ended March 31,
	2013	2012

Net income for the period	$353	$305

Other comprehensive income (loss):

Items that may subsequently be reclassified to income:
Change in fair value of available-for-sale investments
Increase in fair value	134	49
Related income tax expense	(14)	(6)

	120	43

Cash flow hedging derivative instruments
Change in fair value of derivative instruments	(8)	(63)
Reclassification to net income for foreign exchange (loss)/gain on long-term debt	(63)	76
Reclassification to net income of accrued interest	13	15
Related income tax recovery (expense)	9	(2)

	(49)	26

Other comprehensive income for the period	71	69

Comprehensive income for the period	$424	$374

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Rogers Communications Inc.	2	First Quarter 2013

Rogers Communications Inc.

Unaudited Interim Condensed Consolidated Statements of Financial Position

(In millions of Canadian dollars)

	Note	March 31, 2013	December 31, 2012

Assets

Current assets:
Cash and cash equivalents		$1,434	$213
Accounts receivable		1,365	1,536
Other current assets		750	464
Current portion of derivative instruments		23	8

		3,572	2,221

Property, plant and equipment		9,625	9,576
Goodwill		3,215	3,215
Intangible assets		2,970	2,951
Investments		1,591	1,484
Derivative instruments		64	42
Other long-term assets		154	98
Deferred tax assets		39	31

		$21,230	$19,618

Liabilities and Shareholders’ Equity

Current liabilities:
Short-term borrowings	10	$400	$–
Accounts payable and accrued liabilities		2,010	2,135
Income tax payable		38	24
Current portion of provisions		7	7
Current portion of long-term debt	11	1,473	348
Current portion of derivative instruments		363	144
Unearned revenue		352	344

		4,643	3,002

Provisions		34	31
Long-term debt	11	10,409	10,441
Derivative instruments		209	417
Other long-term liabilities		448	458
Deferred tax liabilities		1,517	1,501

		17,260	15,850

Shareholders’ equity	13	3,970	3,768

		$21,230	$19,618

Contingencies	16
Subsequent event	17

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Rogers Communications Inc.	3	First Quarter 2013

Rogers Communications Inc.

Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity

(In millions of Canadian dollars)

	Class A Voting shares		Class B Non-Voting shares		Share premium	Retained earnings	Available- for-sale financial assets reserve	Hedging reserve	Total shareholders’ equity

Three months ended March 31, 2013	Amount	Number of shares	Amount	Number of shares

		(000s)		(000s)

Balances, December 31, 2012	$ 72	112,462	$ 397	402,788	$ –	$ 3,046	$ 243	$ 10	$ 3,768

Net income for the period	–	–	–	–	–	353	–	–	353

Other comprehensive income:
Available-for-sale investments, net of tax	–	–	–	–	–	–	120	–	120
Derivative instruments, net of tax	–	–	–	–	–	–	–	(49)	(49)

Total other comprehensive income	–	–	–	–	–	–	120	(49)	71

Comprehensive income for the period	–	–	–	–	–	353	120	(49)	424

Transactions with shareholders, recorded directly in equity:
Dividends declared	–	–	–	–	–	(224)	–	–	(224)
Shares issued on exercise of stock options	–	–	2	40	–	–	–	–	2

Total transactions with shareholders	–	–	2	40	–	(224)	–	–	(222)

Balances, March 31, 2013	$ 72	112,462	$ 399	402,828	$ –	$ 3,175	$ 363	$ (39)	$ 3,970

	Class A Voting shares		Class B Non-Voting shares		Share premium	Retained earnings	Available- for-sale financial assets reserve		Total shareholders’ equity
Three months ended March 31, 2012	Amount	Number of shares	Amount	Number of shares				Hedging reserve

		(000s)		(000s)

Balances, December 31, 2011	$ 72	112,462	$ 406	412,395	$ 243	$ 2,443	$ 433	$ (25)	$ 3,572

Net income for the period	–	–	–	–	–	305	–	–	305

Other comprehensive income:
Available-for-sale investments, net of tax	–	–	–	–	–	–	43	–	43
Derivative instruments, net of tax	–	–	–	–	–	–	–	26	26

Total other comprehensive income	–	–	–	–	–	–	43	26	69

Comprehensive income for the period	–	–	–	–	–	305	43	26	374

Transactions with shareholders, recorded directly in equity:
Dividends declared	–	–	–	–	–	(207)	–	–	(207)
Shares issued on exercise of stock options	–	–	–	18	–	–	–	–	–

Total transactions with shareholders	–	–	–	18	–	(207)	–	–	(207)

Balances, March 31, 2012	$ 72	112,462	$ 406	412,413	$ 243	$ 2,541	$ 476	$ 1	$ 3,739

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Rogers Communications Inc.	4	First Quarter 2013

Rogers Communications Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(In millions of Canadian dollars)

		Three months ended March 31,
	Note	2013	2012

Cash provided by (used in):

Operating activities:
Net income for the period		$353	$305
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization		450	463
Program rights amortization		13	22
Finance costs	5	181	160
Income tax expense		138	101
Pension contributions, net of expense		(3)	(4)
Stock-based compensation expense	14	58	6
Other		(1)	(8)

		1,189	1,045

Change in non-cash operating working capital items		(47)	(200)

		1,142	845

Income taxes paid		(115)	(72)
Interest paid		(222)	(245)

Cash provided by operating activities		805	528

Investing activities:
Additions to property, plant and equipment (“PP&E”)		(464)	(449)
Change in non-cash working capital items related to PP&E		(52)	(95)
Net deposits paid on Shaw transactions	7	(241)	–
Additions to program rights		(14)	(18)
Other		(24)	(6)

Cash used in investing activities		(795)	(568)

Rogers Communications Inc.	5	First Quarter 2013

Rogers Communications Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(In millions of Canadian dollars)

		Three months ended March 31,
	Note	2013	2012

Financing activities:
Issuance of long-term debt	11	1,030	590
Repayment of long-term debt		–	(350)
Transaction costs incurred related to long-term debt	11	(15)	–
Proceeds on short-term borrowings	10	400	–
Dividends paid		(204)	(187)

Cash provided by financing activities		1,211	53

Change in cash and cash equivalents		1,221	13

Cash and cash equivalents, beginning of period		213	(57)

Cash and cash equivalents, end of period		$1,434	$(44)

The change in non-cash operating working capital items is as follows:
Accounts receivable		$173	$250
Other current assets		(45)	(152)
Accounts payable and accrued liabilities		(183)	(310)
Unearned revenue		8	12

		$(47)	$(200)

Cash and cash equivalents (bank advances) are defined as cash and short-term deposits, which have an original maturity of less than 90 days, less bank advances.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Rogers Communications Inc.	6	First Quarter 2013

Rogers Communications Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

(Tabular amounts in millions of Canadian dollars, except per share amounts)

1.	Nature of the business:

Rogers Communications Inc. (“RCI”) is a diversified Canadian communications and media company, incorporated in Canada, with substantially all of its operations and sales in Canada. RCI and its subsidiary companies are collectively referred to herein as the “Company”. The Company’s registered office is located at 333 Bloor Street East, Toronto, Ontario, M4W 1G9.

As of March 31, 2013, the Company reported the results of four segments: Wireless, Cable, Business Solutions (“RBS”), and Media. Through Wireless, the Company is engaged in wireless voice and data communications services. Through its Cable and RBS segments, the Company provides cable television services, high-speed Internet access, and telephony services to both consumers and businesses. Through its Media segment, the Company is engaged in radio and television broadcasting, digital media, televised shopping, publication and distribution, and sports entertainment.

The Company is publicly traded on the Toronto Stock Exchange (TSX: RCI.a and RCI.b) and on the New York Stock Exchange (NYSE: RCI).

2.	Significant accounting policies:

(a) Statement of compliance:

These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and on a basis consistent with the accounting policies disclosed in the annual audited consolidated financial statements for the year ended December 31, 2012, with the exception of those new accounting policies that were adopted on January 1, 2013 as more fully described in note 2(b). These unaudited interim condensed consolidated financial statements of RCI for the three months ended March 31, 2013 were approved by the Audit Committee on April 22, 2013.

(b) Basis of presentation:

These unaudited interim condensed consolidated financial statements include the accounts of Rogers Communications Inc. and its subsidiaries. The notes presented in these unaudited interim condensed consolidated financial statements include in general only significant changes and transactions occurring since the Company’s last year end, and are not fully inclusive of all disclosures required by IFRS for annual financial statements. These unaudited interim condensed consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements, including the notes thereto, for the year ended December 31, 2012.

The Company’s operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results and, thus, one quarter’s operating results are not necessarily indicative of a subsequent quarter’s operating results.

These unaudited interim condensed consolidated financial statements follow the same accounting policies and methods of application as the annual audited consolidated financial statements for the year ended December 31, 2012, with the exception of the following new accounting standards and amendments which the Company adopted and are effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2013.

-	IFRS 10, Consolidated Financial Statements
-	IFRS 11, Joint Arrangements
-	IFRS 12, Disclosure of Interest in Other Entities
-	IFRS 13, Fair Value Measurement
-	IAS 19, Employee Benefits
-	IAS 28, Investments in Associates and Joint Ventures

Rogers Communications Inc.	7	First Quarter 2013

Notes to Unaudited Interim Condensed Consolidated Financial Statements

The accounting standards and amendments to standards adopted by the Company that had an impact on financial results or require further explanation are explained as follows:

IFRS 10, Consolidated Financial Statements

As a result of the adoption of IFRS 10, the Company has changed its accounting policy with respect to determining whether it has control over and consequently whether it consolidates its investees. IFRS 10 introduces a new control model that is applicable to all investees; among other things, it requires the consolidation of an investee if the Company controls the investee on the basis of de facto circumstances.

In accordance with the transitional provisions of IFRS 10, the Company re-assessed the control conclusion for its investees at January 1, 2013. The Company made no changes as a result of this process in the current or comparative period.

IFRS 11, Joint Arrangements

As a result of the adoption of IFRS 11, the Company has changed its accounting policy with respect to its interests in joint arrangements.

Under IFRS 11, the Company classifies its interests in joint arrangements as either joint operations or joint ventures depending on the Company’s rights to the assets and obligations for the liabilities of the arrangements. When making this assessment, the Company considers the structure of the arrangements, the legal form of any separate vehicles, the contractual terms of the arrangements and other facts and circumstances. As a result of this change, the Company has accounted for these either using the proportionate consolidation method, or the equity method depending on whether the investment is defined as a joint operation or a joint venture, respectively. The adoption of the new standard was not material to the consolidated statement of financial position at January 1, 2012 and December 31, 2012 and the consolidated statement of income for the three months ended March 31, 2012.

IFRS 13, Fair Value Measurement

On January 1, 2013, the Company adopted IFRS 13, which provides a single source of guidance on how fair value is measured, replacing the fair value measurement guidance contained in individual IFRSs. The standard defines fair value and establishes a framework for measuring fair value. It does not introduce new fair value measurements, nor does it eliminate the practicability exceptions to fair value measurements that currently exist in certain standards. Disclosures required under IFRS 13 for condensed consolidated interim financial statements have been included in Note 12.

IAS 19, Employee Benefits

On January 1, 2013, the Company adopted IAS 19 Employee Benefits (2011), which changes the basis for determining the income or expense related to defined benefit plans. This amendment eliminates the concept of return on plan assets and interest cost (income) and replaces it with a net interest cost that is calculated by applying the discount rate to the net liability (asset). The net interest cost takes into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. The adoption of the amended standard did not have a material impact on net assets as at January 1, 2012 and December 31, 2012 and the comparative period for the three months ended March 31, 2012.

Rogers Communications Inc.	8	First Quarter 2013

Notes to Unaudited Interim Condensed Consolidated Financial Statements

3.	Segmented information:

The Company’s chief operating decision makers are the CEO and CFO. They review the operations and performance of the Company by segments, which include Wireless, Cable, RBS and Media. Segment results that are reported to the Company’s chief decision makers include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

The accounting policies of the segments are the same as those described in note 2 to the annual audited consolidated financial statements for the year ended December 31, 2012, as amended by the newly adopted accounting policies addressed in Note 2(b). The chief operating decision makers review adjusted operating profit as a key measure of performance for each segment and for purposes of making decisions on resource allocations. Adjusted operating profit is income before integration, restructuring and acquisition costs, stock-based compensation expense, depreciation and amortization, finance costs, other income, and income taxes. This measure of segment operating results differs from operating income in the consolidated statements of income. All of the Company’s reportable segments are substantially in Canada.

Information by reportable segments is as follows, which is regularly reported to the chief operating decision makers:

Three months ended March 31, 2013	Wireless	Cable	RBS	Media	Corporate items and eliminations	Consolidated Totals

Operating revenue	$ 1,760	$ 861	$ 93	$ 341	$ (28)	$ 3,027

Operating costs(1)	995	432	70	348	3	1,848

Adjusted operating profit	765	429	23	(7)	(31)	1,179

Integration, restructuring and acquisition costs						9
Stock-based compensation expense(1)						58
Depreciation and amortization						450

Operating income						662

Finance costs						(181)
Other income						10

Income before income taxes						$ 491

(1)	Included with operating costs in the unaudited interim condensed consolidated statements of income.

Rogers Communications Inc.	9	First Quarter 2013

Notes to Unaudited Interim Condensed Consolidated Financial Statements

Three months ended March 31, 2012	Wireless	Cable	RBS	Media	Corporate items and eliminations	Consolidated totals

Operating revenue	$ 1,706	$ 825	$ 87	$ 354	$ (29)	$ 2,943

Operating costs(1)	969	447	69	368	(4)	1,849

Adjusted operating profit	737	378	18	(14)	(25)	1,094

Integration, restructuring and acquisition costs						42
Stock-based compensation expense(1)						6
Depreciation and amortization						463

Operating income						583

Finance costs						(160)
Other income						8

Income before income taxes						$ 431

(1)	Included with operating costs in the unaudited interim condensed consolidated statements of income.

The Company applies the same basis of accounting for transactions between reportable segments as transactions with external parties.

4.	Operating costs:

	Three months ended March 31,
	2013	2012

Cost of equipment sales and direct channel subsidies	$ 351	$ 328
Merchandise for resale	44	44
Other external purchases	1,019	1,054
Employee salaries and benefits and stock-based compensation	492	429

	$ 1,906	$ 1,855

5.	Finance costs:

	Three months ended March 31,
	2013	2012

Interest on long-term debt	$ 178	$ 167
Interest on pension liability	4	–
Foreign exchange loss (gain)	15	(6)
Change in fair value of derivative instruments	(12)	7
Capitalized interest	(6)	(10)
Other	2	2

	$ 181	$ 160

Rogers Communications Inc.	10	First Quarter 2013

Notes to Unaudited Interim Condensed Consolidated Financial Statements

6.	Discontinued operations:

During the three months ended June 30, 2012, the Company discontinued its Video segment. Accordingly, previous reported results for the three months ended March 31, 2012 were restated to reflect the Video segment results of operations as discontinued operations. As of June 2012, Rogers’ stores no longer offered video and game rentals or sales at any of its retail locations. Certain of these stores continue to serve customers’ wireless and cable needs. The results of the discontinued operations are as follows:

	Three months ended March 31,
	2013	2012

Operating revenue	$ –	$ 11
Operating costs	–	(14)

	–	(3)

Integration, restructuring and acquisition costs	–	(22)

Loss before income taxes	–	(25)
Income tax recovery	–	6

Loss from discontinued operations for the period	$ –	$ (19)

The Video segment did not have any significant assets or liabilities as at December 31, 2012 and March 31, 2013. Cash flows from operating activities for the discontinued Video segment for the three months ended March 31, 2013 were nil (2012 - $(5) million). The Video segment did not have any cash flows from investing or financing activities for the three months ended March 31, 2013 and March 31, 2012.

7.	Business combinations:

In January 2013, the Company entered into an agreement with Shaw Communications Inc. (“Shaw”) to secure an option to purchase Shaw’s Advanced Wireless Services (“AWS”) spectrum holdings in 2014, and to acquire Shaw’s cable system in Hamilton, Ontario – Mountain Cablevision Limited (“Mountain Cable”). As part of the agreement, Shaw will acquire the Company’s one-third equity interest in TVtropolis.

During the three months ended March 31, 2013, the Company paid net deposits of $241 million for these Shaw transactions. The Company has received regulatory approval on the purchase of Mountain Cable and the other transactions are pending regulatory approval. The acquisition of Mountain Cable and sale of TVtropolis are currently expected to close in the second quarter of 2013.

8.	Integration, restructuring and acquisition costs:

During the three months ended March 31, 2013, the Company incurred $9 million (2012 - $42 million) of integration, restructuring and acquisition costs related to severances resulting from the targeted restructuring of its employee base.

The additions to the liabilities related to the integration, restructuring and acquisition activities and payments made against such liabilities during the three months ended March 31, 2013 are as follows:

	As at December 31, 2012	Additions	Payments	As at March 31, 2013

Severances resulting from the targeted restructuring of the Company’s employee base	$ 53	$ 9	$ (19)	$ 43

Rogers Communications Inc.	11	First Quarter 2013

Notes to Unaudited Interim Condensed Consolidated Financial Statements

The remaining liability of $43 million as at March 31, 2013, which is included in accounts payable and accrued liabilities, is expected to be paid over fiscal 2013 to 2014.

9.	Earnings per share:

The following table sets forth the calculation of basic and diluted earnings per share for the three months ended March 31, 2013 and 2012:

	Three months ended March 31,
	2013	2012

Numerator:
Net income for the period from continuing operations	$ 353	$ 324
Loss from discontinued operations	–	(19)

Net income for the period	$ 353	$ 305

Denominator (in millions):
Weighted average number of shares outstanding - basic	515	525

Effect of dilutive securities:
Employee stock options	3	3

Weighted average number of shares outstanding - diluted	518	528

Earnings per share - basic:
Earnings per share from continuing operations	$ 0.69	$ 0.62
Loss per share from discontinued operations	–	(0.04)

Earnings per share	$ 0.69	$ 0.58

Earnings per share - diluted:
Earnings per share from continuing operations	$ 0.68	$ 0.61
Loss per share from discontinued operations	–	(0.04)

Earnings per share	$ 0.68	$ 0.57

The total number of anti-dilutive options that were out of the money and therefore excluded from the calculation for the three months ended March 31, 2013 was nil (2012 – 1,435,151).

10.	Accounts receivable securitization:

On December 31, 2012, the Company entered into an accounts receivable securitization program, which enables the Company to sell certain trade receivables into the program for proceeds up to $900 million. The Company will continue to service these accounts receivables and retains substantially all of the risks and rewards relating to the accounts receivable sold. As a result, the amounts sold will continue to be recognized in current assets on the unaudited interim condensed consolidated statement of financial position. As at March 31, 2013, $1,115 million of trade accounts receivables were pledged to the program as security for the short term borrowings.

The terms of the Company’s accounts receivable securitization program are committed until its expiry on December 31, 2015. The initial funding of $400 million was received on January 14, 2013 and is presented as short-term borrowings on the unaudited interim condensed consolidated statement of financial position. The buyer’s interest in these trade receivables ranks ahead of the Company’s interest. The buyer of the Company’s trade receivables has no further claim on any of the Company’s other assets.

Rogers Communications Inc.	12	First Quarter 2013

Notes to Unaudited Interim Condensed Consolidated Financial Statements

11.	Long-term debt:

	Due date	Principal amount		Interest rate	March 31, 2013	December 31, 2012

Bank credit facility				Floating	$–	$–
Senior Notes(1)	2013	$ U.S.	350	6.25%	356	348
Senior Notes(2)	2014	U.S.	750	6.375%	761	746
Senior Notes(1)	2014	U.S.	350	5.50%	356	348
Senior Notes(2)	2015	U.S.	550	7.50%	559	547
Senior Notes(1)	2015	U.S.	280	6.75%	285	279
Senior Notes	2016		1,000	5.80%	1,000	1,000
Senior Notes	2017		500	3.00%	500	500
Senior Notes	2018	U.S.	1,400	6.80%	1,422	1,393
Senior Notes	2019		500	5.38%	500	500
Senior Notes	2020		900	4.70%	900	900
Senior Notes	2021		1,450	5.34%	1,450	1,450
Senior Notes	2022		600	4.00%	600	600
Senior Notes	2023	U.S.	500	3.00%	508	–
Senior Debentures(1)	2032	U.S.	200	8.75%	203	199
Senior Notes	2038	U.S.	350	7.50%	356	348
Senior Notes	2039		500	6.68%	500	500
Senior Notes	2040		800	6.11%	800	800
Senior Notes	2041		400	6.56%	400	400
Senior Notes	2043	U.S.	500	4.50%	508	–
					11,964	10,858

Fair value decrement arising from purchase accounting					(1)	(1)
Deferred transaction costs and discounts					(81)	(68)
Less current portion					(1,473)	(348)

					$10,409	$10,441

(1)	Denotes Senior Notes and debentures originally issued by Rogers Cable Inc. which are now unsecured obligations of RCI and for which Rogers Communications Partnership (“RCP”) is an unsecured guarantor.
(2)	Denotes Senior Notes originally issued by Rogers Wireless Inc. which are now unsecured obligations of RCI and for which RCP is an unsecured co-obligor.

(a)	Issuance of senior notes:

On March 7, 2013, the Company issued U.S. $1 billion aggregate principal amount of Senior Notes, comprised of U.S. $500 million of 3.00% Senior Notes due 2023 (the “2023 Notes”) and U.S. $500 million 4.50% Senior Notes due 2043 (the “2043 Notes”). The 2023 Notes were issued at a discount of 99.845% for an effective yield of 3.018% per annum if held to maturity while the 2043 Notes were issued at a discount of 99.055% for an effective yield of 4.558% per annum if held to maturity. The Company received aggregate net proceeds of approximately U.S. $985 million (Cdn. $1,015 million) from the issuance of the 2023 Notes and 2043 Notes after deducting the original issue discount, agents’ fees, and other related expenses.

Debt issuance costs of $15 million related to these notes are included as deferred transaction costs in the carrying value of the long-term debt, and are being amortized using the effective interest method.

Each of the 2023 Notes and 2043 Notes are guaranteed by RCP and rank pari passu with all of the RCI’s other senior unsecured notes and debentures and bank credit facility.

(b)	Derivative instruments:

Effective on March 6, 2013, the Company terminated certain cross currency interest rate exchange agreements (“Debt Derivatives”) not designated as effective hedges for accounting purposes and aggregating U.S. $350 million notional principal amount that were economically hedging the principal and interest obligations on the U.S. $350 million Senior Notes due 2038 (the “2038 Notes”) for an original term of 10 years to August 15, 2018 and simultaneously entered into new Debt Derivatives aggregating U.S. $350 million notional principal amount to hedge the principal and interest obligations on the 2038 Notes to their

Rogers Communications Inc.	13	First Quarter 2013

Notes to Unaudited Interim Condensed Consolidated Financial Statements

maturity at then current market rates. These new Debt Derivatives have the effect of converting the U.S. $350 million aggregate principal amount of the 2038 Notes from a fixed coupon rate of 7.5% into Cdn. $359 million principal at a weighted average fixed interest rate of 7.6%. The new Debt Derivatives hedging 2038 Notes have been designated as effective hedges against the designated U.S. dollar-denominated debt for accounting purposes.

Effective March 7, 2013, in conjunction with the issuance of the 2023 Notes, and the 2043 Notes, the Company entered into an aggregate U.S. $1.0 billion notional principal amount of Debt Derivatives. An aggregate U.S. $500 million notional principal amount of these Debt Derivatives hedge the principal and interest obligations for the 2023 Notes to maturity in 2023, while the remaining U.S. $500 million aggregate notional principal amount of these Debt Derivatives hedge the principal and interest obligations on the 2043 Notes to maturity in 2043. These Debt Derivatives have the effect of: (a) converting the U.S. $500 million aggregate principal amount of the 2023 Notes from a fixed coupon rate of 3.0% into Cdn. $515 million at a weighted average fixed interest rate of 3.6%; and (b) converting the U.S. $500 million aggregate principal amount the 2043 Notes from a fixed coupon rate of 4.5% into Cdn. $515 million principal at a weighted average fixed interest rate of 4.6%. The Debt Derivatives hedging the 2023 Notes and the 2043 Notes have been designated as effective hedges against the designated U.S. dollar-denominated debt for accounting purposes.

As a result of these transactions, as at March 31, 2013 the Company has US$5.23 billion of U.S. Dollar denominated long-term debt, 100% of which is hedged on an economic and an accounting basis.

12.	Financial instruments:

The carrying value of cash and cash equivalents, accounts receivable, short-term borrowings and accounts payable and accrued liabilities approximate their fair values because of the short-term nature of these financial instruments.

The fair value of the Company’s publicly traded investments is determined by quoted market values for each of the investments.

The carrying value of the bank credit facility when amounts are drawn approximates its fair value because the interest rates approximate current market rates. The fair values of each of the Company’s public debt instruments are based on the period end trading values. The fair values of the Company’s Derivatives are determined using an estimated credit-adjusted mark-to-market valuation. In the case of Derivatives in an asset position, the credit spread for the financial institution counterparty is added to the risk-free discount rate to determine the estimated credit-adjusted value for each derivative. In the case of Derivatives in a liability position, the Company’s credit spread is added to the risk-free discount rate for each derivative.

The change in fair value of Derivatives not designated as hedges for accounting purposes are recorded immediately in the consolidated statements of income.

Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instruments. The estimates are subjective in nature and involve uncertainties and matters of judgment.

The Company provides disclosure of the three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements. The fair value of financial assets and financial liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. The fair value of financial assets and financial liabilities in Level 2 include valuations using inputs based on observable market data, either directly or indirectly, other than the quoted prices. Level 3 valuations are based on inputs that are not based on observable market data. There were no material financial instruments categorized in Level 3 (valuation technique using non-observable market inputs) as at March 31, 2013 or December 31, 2012.

Rogers Communications Inc.	14	First Quarter 2013

Notes to Unaudited Interim Condensed Consolidated Financial Statements

Financial instruments carried at fair value by valuation method are as follows:

			Fair value measurements at reporting date

	Carrying value		Level 1(1)		Level 2(2)

	Mar. 31, 2013	Dec. 31, 2012	Mar. 31, 2013	Dec. 31, 2012	Mar. 31, 2013	Dec. 31, 2012

Financial assets

Available-for-sale, measured at fair value:
Investments in publicly traded companies	$757	$624	$757	$624	$–	$–
Held-for-trading:
Debt Derivatives not accounted for as hedges	–	3	–	–	–	3
Expenditure Derivatives accounted for as cash flow hedges	18	13	–	–	18	13
Equity Derivatives not accounted for as cash flow hedges	9	–	–	–	9	–

	$784	$640	$757	$624	$27	$16

Financial liabilities

Held-for-trading:
Debt Derivatives accounted for as cash flow hedges	$512	$527	$–	$–	$512	$527

(1)	Level 1 classification comprises of financial assets and financial liabilities that are carried at fair value determined by quoted market prices.
(2)	Level 2 classification comprises of financial assets and financial liabilities that are carried at fair value determined by valuation technique using observable market inputs.

The Company’s long-term debt is initially measured at fair value and then subsequently measured at amortized cost using the effective interest method, as follows:

	Mar. 31, 2013		Dec. 31, 2012
	Carrying amount	Fair value	Carrying amount	Fair value

Long-term debt	$11,882	$13,841	$10,789	$12,603

The Company did not have any non-derivative held-to-maturity financial instruments as at March 31, 2013 or December 31, 2012.

13.	Shareholders’ equity:

(a)	Dividends:

In February 2013, the Company’s Board of Directors approved an increase in the annualized dividend rate from $1.58 to $1.74 per Class A Voting share and Class B Non-Voting share effective immediately to be paid in quarterly amounts of $0.435 per share. Such quarterly dividends are only payable as and when declared by the Board of Directors and there is no entitlement to any dividend prior thereto.

In February 2013, the Board of Directors declared a quarterly dividend totalling $0.435 per share on each of its outstanding Class A Voting shares and Class B Non-Voting shares, which was paid on April 2, 2013, to shareholders of record on March 15, 2013, and was the first quarterly dividend to reflect the newly increased $1.74 per share annual dividend level.

Rogers Communications Inc.	15	First Quarter 2013

Notes to Unaudited Interim Condensed Consolidated Financial Statements

(b)	Normal course issuer bid:

In February 2013, the Company renewed its normal course issuer bid (“NCIB”). During the 12-month period commencing February 25, 2013 and ending February 24, 2014, the Company may purchase on the TSX, the NYSE and/or alternative trading systems up to the lesser of 35.8 million Class B Non-Voting shares, representing approximately 10% of the then issued and outstanding Class B Non-Voting shares, and that number of Class B Non-Voting shares that can be purchased under the NCIB for an aggregate purchase price of $500 million. The actual number of Class B Non-Voting shares purchased, if any, and the timing of such purchases will be determined by the Company by considering market conditions, share prices, its cash position, and other factors.

In the three months ended March 31, 2013, the Company did not purchase any Class B Non-Voting shares for cancellation under the NCIB.

14.	Stock-based compensation:

A summary of stock-based compensation expense, which is included in operating costs, is as follows:

	Three months ended March 31,
	2013	2012

Stock options	$46	$(2)
Restricted share units	16	7
Deferred share units	5	1
Equity hedging effect	(9)	–

	$58	$6

During the three months ended March 31, 2013, $68 million (2012 - $44 million) was paid to holders upon exercise of restricted share units, deferred share units and stock options using the cash settlement feature, respectively.

(a)	Stock options:

A summary of the stock option plans, which includes performance options, is as follows:

	Three months ended March 31, 2013
	Number of options	Weighted average exercise price

Outstanding, December 31, 2012	8,734,028	$32.34
Granted	618,660	48.56
Exercised	(1,975,972)	28.73
Forfeited	(154,960)	38.43

Outstanding, March 31, 2013	7,221,756	$34.58

Exercisable, March 31, 2013	4,761,736	$32.07

During the three months ended March 31, 2013, the Company granted 618,660 performance stock options to certain key executives.

Rogers Communications Inc.	16	First Quarter 2013

Notes to Unaudited Interim Condensed Consolidated Financial Statements

(b)	Restricted share units (RSUs):

A summary of the RSU plans is as follows:

Three months ended March 31, 2013

Number of units

Outstanding, December 31, 2012	2,255,158
Granted	825,402
Exercised	(551,572)
Forfeited	(57,646)

Outstanding, March 31, 2013	2,471,342

During the three months ended March 31, 2013, the Company issued 825,402 restricted share units to employees, consisting of 659,177 restricted share units and 166,225 performance restricted share units.

(c)	Hedging of stock-based compensation:

In February and March 2013, the Company entered into derivative instruments to economically hedge the price appreciation risk associated with stock-based compensation for 5.7 million RCI Class B shares that were granted under the Company’s stock based compensation programs for SARs, RSUs and DSUs (“Equity Derivatives”). The Equity Derivatives were hedged at a weighted average price of $50.37. The Equity Derivatives have not been designated as hedges for accounting purposes. Changes in the fair value of the Equity Derivatives are recorded as stock-based compensation expense and will offset the impact of changes in the price of RCI Class B shares contained in the accrued value of the stock based compensation liability for SARs, RSUs and DSUs. As of March 31, 2013, fair value of the Equity Derivatives was an asset of $9 million, which is included in the current portion of derivative assets.

15.	Related party transactions:

The Company has entered into certain transactions with companies, the partners or senior officers of which are Directors of the Company. During the three months ended March 31, 2013, total amounts paid by the Company to these related parties, directly or indirectly, were $9 million (2012 - $10 million). These payments were for legal services, printing and commissions paid on premiums for insurance coverage.

The Company entered into certain transactions with the ultimate controlling shareholder of the Company and companies controlled by the ultimate controlling shareholder of the Company. These transactions are subject to formal agreements approved by the Audit Committee. Total amounts received from (paid to) these related parties, during the three months ended March 31, 2013 and 2012 were less than $1 million, respectively.

These transactions are recorded at the amount agreed to by the related parties, and are reviewed by the Audit Committee.

16.	Contingencies:

In 2004, a proceeding was commenced against providers of wireless communications in Canada relating to the system access fee charged by wireless carriers to some of their customers.

In February 2013, the Saskatchewan Court of Appeal denied the plaintiffs’ application to extend the time within which they can appeal the “opt-in” decision of the Saskatchewan Court. In April 2013, the plaintiffs applied for an order that the second system access fee class action commenced by them, which was ordered conditionally stayed in December 2009 as an abuse of process, be allowed to proceed. If successful, this second class action would be an “opt-out” class proceeding. No liability has been recorded for this contingency.

Rogers Communications Inc.	17	First Quarter 2013

Notes to Unaudited Interim Condensed Consolidated Financial Statements

17.	Subsequent event:

On April 17, 2013, the Company announced that it has purchased 100% of the shares of BLACKIRON Data ULC (“Blackiron”) from Primus Telecommunications Canada Inc. for cash consideration of $200 million. Blackiron is a provider of data centre and cloud computing services in Canada with approximately 4,000 customers. The purchase of Blackiron enables RBS to enhance its suite of enterprise-level data centre and cloud computing services. The acquisition will be accounted for using the acquisition method, with the results of operations consolidated with those of the Company effective April 18, 2013 within the RBS operating segment. The assessment of the fair values of assets acquired and liabilities assumed in the acquisition will be finalized during 2013.

Rogers Communications Inc.	18	First Quarter 2013